UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period   January 2010            File No.    0-30720

Radius Gold Inc.

(Name of Registrant)

355 Burrard Street, Suite 830, Vancouver, British Columbia, Canada V6C 2G8

(Address of principal executive offices)

1.

News Release dated January 8, 2010

2.

News Release dated January 19, 2010

3.

News Release dated February 11, 2010

4.

News Release dated March 23, 2010

5.

Financial Review for the year ended December 31, 2009

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F XXX

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Radius Gold Inc.

(Registrant)

Dated: June 16, 2010	By: /s/ Simon Ridgway Simon Ridgway President and Director

news release

January 8, 2010

Radius Grants Stock Options

Vancouver, Canada:  Radius Gold Inc. (TSX-V: RDU) announces that the Company has granted incentive stock options to its directors, officers, employees and consultants to purchase up to an aggregate of 1,810,000 shares exercisable for ten years at $0.29 per share.  Radius has also cancelled a total of 810,000 existing options held by employees and consultants which were exercisable at prices ranging from $0.62 to $0.70 per share.

For information on Radius Gold Inc. and its properties, please call toll free 1-888-627-9378 or visit our web site (www.radiusgold.com).

ON BEHALF OF THE BOARD

     “Simon Ridgway”

Simon Ridgway, President

Investor relations:  Ralph Rushton / Erin Ostrom

Symbol: TSXV-RDU; OTCBB-RDUFF

Shares Issued: 53.5-million

Neither the TSX Venture Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.

news release

January 19, 2010

Radius Gold Looks Forward to an Active 2010

Vancouver, Canada:  Radius Gold Inc. (TSX-V: RDU) is pleased to provide a review of its joint venture portfolio, potential project developments and the exploration focus for 2010. Highlights include:

•

Potential cashflow from 2 gold projects under development,  Tambor in Guatemala and Pavon in Nicaragua;

•

Resource definition drilling to begin at the Nueva California project in Peru;

•

Two exploration projects underway in the Yukon, with additional targets presently being acquired;

•

A growing portfolio of equity interests in partner companies and royalties on early stage discoveries.

Simon Ridgway, the President of Radius, states: “Radius looks forward to a transformative year in 2010. We have two potential production scenarios developing from gold discoveries made by Radius’s Central American team, one at Tambor in Guatemala and one at Pavon in Nicaragua.  Exploration programs are planned in Peru, Nicaragua, Mexico, Guatemala and northern Canada, managed and funded by 6 different joint venture partners.  We will also be conducting exploration programs on 100% owned properties in Guatemala and in the Yukon Territory.  It will be an active year for the Company, and I hope a rewarding year for Radius shareholders who have shown extraordinary patience.”

Below is a summary of developments, targets and holdings:

Nicaragua.  B2Gold’s Option: Evaluating Production from Pavon

The Company has signed the full Option Agreement with B2Gold (“B2”), initially announced in June 2009, regarding Radius’s Nicaraguan project portfolio.  The general terms of the agreement remain unchanged (see release 29th June 2009); the only change relates to production from the Pavon property.  The previous agreement called for Radius to receive 40% of cash flow from the mining of the resource on the property.  Under the full Option Agreement, Radius will be paid once B2 achieves production from Pavon, and for as long as B2 continues to produce gold from the Pavon resource property, according to a sliding scale linked to the prevailing quarterly average gold price.  At the recent price range of between US$900-$1,200 / oz, Radius would receive the following payments per ounce of gold produced:

Average Price of Gold during fiscal quarter in which gold is produced	Production Payment to Radius / oz Au
$900 to $999	$125.00
$1,000 to $1,099	$150.00
$1,100 to $1,199	$175.00
$1,200 to $1,299	$200.00

The cash payment to Radius increases by $25/oz for each $100 increment in the quarterly average gold price, and decreases by $25/oz as the average quarterly price decreases, to a lower limit of $25/oz produced if gold trades below $599/oz.

Plans for Early 2010

Work is currently underway at Pavon. B2 is conducting a detailed trenching program on the shallow, high-grade resource to confirm continuity.  If this program is successful, B2 will evaluate mining scenarios for the project.

Exploration is also underway at the Trebol gold discovery in northern Nicaragua where B2 has an option to earn a 60% interest.  The land position has been expanded significantly following a re-interpretation of results obtained by Radius and drilling is planned for later in the year.

Guatemala.  Tambor Development Project with Kappes Cassiday:  Plant Construction Underway

Radius owns a 100% interest in the Tambor gold discovery in Guatemala.  Kappes Cassiday and Associates (KCA) – a Reno based engineering group- can earn a 51% interest in Tambor by putting the property into commercial production (see news release dated June 3, 2008).  Radius will retain a 49% interest.

KCA is re-fabricating a modular processing plant and modular laboratory at its Reno, Nevada facility. The plant has a target capacity of 150 tonnes per day (52,500 tonnes per year) and is being assembled on a set of modular units mounted on 40-foot skids.  To date, KCA has purchased the skids, a ballmill and the flotation cells.  KCA expects the mill to be completed and wet-tested in Reno to facilitate rapid installation on site.  Gold production is anticipated at Tambor by third quarter 2010, subject to permitting.

For a review of the history of the property, the resource and the details of the agreement with Kappes Cassiday, visit the Radius web site at www.radiusgold.com.

Mexico.  Fortuna Silver Mines to drill Oaxaca Silver Project

Radius discovered silver mineralization in 2005 following a regional stream geochemical survey in various areas of the state of Oaxaca.  An initial trenching program on the Tlacolula property defined a broad low grade silver/gold anomaly associated with opaline silica, indicating a high level system.  In late 2009, Radius optioned the Tlacolula silver project to Fortuna Silver Mines Inc.   Fortuna can earn a 60% interest by spending US$2-million on exploration, which includes a commitment to drill 1,500m within 3 years, and making staged annual payments totalling US$250,000 cash and US$250,000 in common stock over 4 years.  The 12,000 hectare property is located 14km east-southeast of the city of Oaxaca and 30 km northeast of Fortuna's 100%-owned San Jose silver-gold development project.

Peru.  Nueva California Option with Focus Ventures:  Drilling to Start Late January 2010

Focus Ventures Ltd. is planning a second stage of drilling at the Nueva California property located 35 km north of Barrick Gold’s Pierina mine, near the town of Huaraz, Peru.  Permissions for drilling have been received and a resource definition drill program will commence shortly, utilizing two drill rigs. The aim of the program is two fold: define the size of the oxide bulk tonnage gold-silver resource within the 800m by 400m extent of the mine area, and ii) to test deep geophysical targets and more conceptual targets associated with a low-angle regional fault believed to underpin the known mineralization at depths of 250m to 350m

Encouraging results were received from a 400m, first-pass drill campaign which confirmed the presence of wide, potentially economic gold mineralization starting from surface (see Focus news release dated Oct. 27, 2009). Highlights of this drilling included:

•

69.6mgrading 1.84 grams per tonne (g/t) Au* and 22 g/t Ag from surface in hole DDH-NC-003;

•

38.2mgrading 1.7 g/t Au and 20 g/t Ag from surface in hole DDH-NC-002.

*Interval 2.70m-- 3.6m assaying 171 g/t Au was capped at 30 g/t Au for the purposes of this calculation.

Radius holds an equity interest in Focus and a royalty on the Nueva California property, see “Equity Interests” below.

Yukon, Ten Mile Creek property

During 2009, Radius acquired by staking and under option from a local prospector, a large land package at the head waters of several active placer gold producing creeks known as the Ten Mile Creek placer camp in the Yukon.  Limited historic hard rock exploration on the claims has defined significant gold/arsenic mineralization in soils and rock, hosted for the most part by strongly altered intrusive rocks and minor schists.  Soils sampling has defined five broad northwesterly trending gold/arsenic anomalies with strike lengths of up to 1.6 kilometers. Limited trenching of these anomalies has produced results of 25m @ 1.6g/t Au and 19m @ 1.0 g/t Au.  The location, geology, geochemistry and trench results compare favorably with recent significant gold discoveries in the area.

In September 2009 Radius optioned the property to Solomon Resources Inc.  Solomon can earn a 51% interest in the property by spending $2.5-million on exploration and making staged cash and share payments totalling $500,000 cash and one million shares over three years (see Radius news release dated September 22, 2009).  The exploration program for 2010 is presently under review.

Yukon.  Snowcap Gold Project

Wesgold Minerals Inc. has an option to earn a 60% interest in Radius's 100% owned Snowcap project in central Yukon.  Wesgold is a private B.C. company which is working towards a public listing on the TSX-V by May 1, 2010 and is currently on track to meet this schedule.  In order to exercise the option, Wesgold must incur $1-million in exploration expenditures on the property and issue to Radius a total of one million Wesgold shares according to the schedule shown in the table.

Due Date	Shares	Expenditures
On signing	200,000	-
Dec. 31, 2009	-	$ 100,000
On public listing of Wesgold	200,000	-
Oct. 30, 2010	200,000	200,000
Oct. 30, 2011	200,000	300,000
Oct. 30, 2012	200,000	400,000
Totals	1,000,000	$1,000,000

Wesgold has completed a low-level, high-resolution, multisensor airborne geophysical survey to map lithological units, structure, and alteration zones at Snowcap at a cost of $110,000.  Target/anomaly selection is currently underway incorporating the results of this survey with the historic data.

Wesgold has also carried out a small deep soil sampling program to confirm and enhance gold and mercury soil anomalies identified in the 1980s.  The anomalies occur close to a complex sequence of chalcedonic tuffs and phreatic breccias with sinter clasts associated with Tertiary felsic volcanic centres along a 15-kilom-long structural trend.  Both Radius and Wesgold consider the known geological and geochemical setting as highly favourable for the location of low-sulphidation, structurally controlled, epithermal gold mineralization.

Equity Interests

Radius holds a growing portfolio of equity stakes in its partner companies.  As of mid-January 2010, the Company held:

•

1-million shares of Focus Ventures (January 18 closing price $1.33)

•

500,000 shares of Solomon Resources (January 18 closing price $0.28)

•

200,000 shares of Wesgold Minerals, a private company scheduled to IPO by mid-2010

•

7,813 shares of Fortuna Silver Mines (January 18 closing price $2.79)

Qualified Person

David Cass, Radius’s Vice-President of Exploration, is a member of the Association of Professional Engineers and Geoscientists of British Columbia, and is the Company’s qualified person as defined by National Instrument 43-101.  Mr. Cass is responsible for the accuracy of the technical information in this news release.

For further information on Radius Gold Inc. and its properties, please call toll free 1-888-627-9378 or visit our web site (www.radiusgold.com).

ON BEHALF OF THE BOARD

     “Simon Ridgway”

Simon Ridgway, President

Investor relations:  Ralph Rushton / Erin Ostrom

Symbol: TSXV-RDU; OTCBB-RDUFF

Shares Issued: 53.5-million

Neither the TSX Venture Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.

news release

February 11, 2010

Radius Consolidates Gold District in Yukon Territory

Vancouver, Canada:  Radius Gold Inc. (TSX-V: RDU) - Simon Ridgway, the President of Radius, is pleased to announce that the Company has acquired a large land position covering the headwaters and drainage areas of the prolific Sixty Mile Gold Camp of the Yukon Territory.

Through claim staking and negotiating a number of option deals with local placer gold miners and mineral claim holders (which are subject to TSX Venture Exchange approval), Radius has successfully consolidated the Sixty Mile placer gold district which reportedly produced over 500,000 oz of gold from the creeks that drain the Company’s land position.  The hard rock source for this placer gold has never been determined.  The regional geology, geochemical signature and structural setting have strong similarities to the setting of International Tower Hill’s (TSX-V: ITH.V) major Livengood gold discovery in Alaska, a multi-million ounce gold discovery driven by the search for the source of placer gold in that area.

Gold in the Sixty Mile district was first discovered in 1892 when C. Miller staked claims on what was to become known as Miller Creek. Placer gold mining has been continuous in the district since that time and is still active today. The area was targeted by Kennecott in their Yukon-Alaska intrusion-related bulk tonnage gold program in the 1990s.  Kennecott conducted a property-wide reconnaissance soil and stream geochemical sampling program, geological mapping and a 640 line-km helicopter magnetic and radiometric survey.

The soil sampling defined several arsenic/gold anomalies, including a coherent 1.5 km x 2 km-diameter, gold-arsenic soil anomaly on the south side of lower Miller Creek.  Mechanized trenching at the accessible southern edge of this anomaly revealed easterly striking sheeted mesothermal quartz veins returning 1.6 g/t gold over a 13 meter interval.  Kennecott noted that the mineralization is very similar in style to that found in other metasediment-hosted granite-related porphyry gold systems within the Tintina Gold Belt and that additional work consisting of further soil sampling, trenching and drilling was required to delineate and define the anomaly. However, no further work has been conducted on the property by Kennecott or any other party.

The properties are located approximately 75 km due west of Dawson adjacent to the Yukon-Alaska border.  Access to the claims is by the posted 15-km long Sixty Mile road, from the Top of the World Highway.

Option Terms

In order to consolidate the land holdings in the Sixty Mile district, Radius has negotiated option agreements with various landowners. To exercise all of the options, Radius must pay a total of $378,000 cash and issue a total of $378,000 worth of shares by August 31, 2013. The initial payment (on TSXV approval of the agreements) is a total of $18,000 cash and $18,000 worth of shares.

The reader is cautioned that Radius has not yet completed sufficient work to verify the results contained in historic reports from Sixty Mile, and as such they cannot be relied on.

Qualified Person

The technical information in this release was prepared under the supervision of David Cass, Radius’s Vice-President of Exploration, who is a member of the Association of Professional Engineers and Geoscientists of British Columbia, and a “qualified person” in accordance with National Instrument 43-101.

For further information on Radius Gold Inc. and its properties, please call toll free 1-888-627-9378 or visit our web site (www.radiusgold.com).

ON BEHALF OF THE BOARD

     “Simon Ridgway”

Simon Ridgway, President

Investor relations:  Ralph Rushton / Erin Ostrom

Symbol: TSXV-RDU; OTCBB-RDUFF

Shares Issued: 53.5-million

Neither the TSX Venture Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.

March 23, 2010

Radius Gold Reports Trench Results of 1.16g/t Gold over 90m from Trebol Project in Nicaragua

Vancouver, Canada:  Radius Gold Inc. (TSX-V: RDU) - Radius Gold is pleased to report on recent work completed by B2Gold (“B2”) at the Trebol project in north-eastern Nicaragua, where trenching and sampling programs continue to expand the known extent of the epithermal gold mineralization discovered by Radius. Two of B2’s recent trenches have yielded continuously mineralized intervals nearly 100 meters in length averaging around 1 g/t Au.

Based on the trenching, and incorporating Radius’ historical drilling results, B2 has identified a mineralized zone with potential to outline a shallow oxide gold resource that may be amenable to open pit mining.  Highlights of B2’s recent sampling include:

Trench #	Width (m)	Au g/t	Best Interval
TR‐TREB‐03 W	90	1.16	6m @ 6.26 g/t Au

TR‐TREB‐32	108	0.69	49m @ 1.22 g/t Au

TR-TREB-34	91.5	0.95	12m @ 1.4 g/t Au

Trenching is defining a potentially extensive, shallow-dipping, tabular shaped zone of gold mineralization in the Cerro Domingo area, hosted by silica replacement along a favorable horizon in the volcanic package with local high‐grade veining.  Of particular interest at the west end of trench 03W is a six meter zone of vein breccia that grades 6.26 g/t Au and appears to continue beneath the alluvium.

Trench 32, which is 2 kilometers to the northeast of Cerro Domingo, suggests potential for another shallow dipping tabular zone.  Individual samples returned high grade gold mineralization with values in excess of 8g/t Au locally in vein breccia cutting a tuffaceous volcanic unit containing cockscomb quartz, lattice, and vuggy textures with local adularia.  The tuff unit dips at a shallow angle to the west and may be continuous with a zone of high grade gold mineralization in Radius’ trench 5 located over 200m to the west which yielded 11.7m of 2.7 g/t Au and is still open in both directions.  More trenching will be needed to identify possible drill targets in this zone but, like the Cerro Domingo zone, the mineralized host rock could be of significant lateral extent.

A major soil sampling program covering roughly 17 km2 is in progress designed to infill the area between the main Cerro Domingo zone and the newly discovered SW Trebol zone located some 5 kilometers to the south west, where numerous blocks of silicified hydrothermal breccia have been found.  B2’s geologists are also systematically mapping and sampling the siliceous “hogbacks” which occur along the low‐lying ridges across the region to define prospective areas for new trenching.  A plan map showing the locations of trenches sampled by B2 is available on the Trebol project page on Radius’ website.

B2Gold is earning into a 60% interest in Trebol and other Nicaraguan exploration properties owned by Radius by spending a total of US$4-million on exploration of any one or more of the properties within four years from the date of the agreement.  When B2Gold has spent the US$4-million, it will own a 60% interest in all of the properties and a joint venture will be formed under which each party will contribute its prorated share of the exploration costs.

Pavon Project

B2 also continues to trench at the Pavon project in central Nicaragua, where they are evaluating the potential for production from near surface high grade zones in the epithermal veining discovered by Radius in 2003 (see Radius news releases from 2003 and 2004).  At Pavon Norte, seven trenches have been opened, two of which have been mapped and sampled.  Additionally, B2 cut 16 new trenches at Pavon Sur.

Qualified Person

David Cass, Radius’s Vice-President of Exploration, is a member of the Association of Professional Engineers and Geoscientists of British Columbia, and is the Company’s qualified person as defined by National Instrument 43-101.  Mr. Cass is responsible for the accuracy of the technical information in this news release and has verified that it is an accurate summary of the reports provided to Radius by B2Gold.  Radius has not independently verified B2’s assay results.

For further information on Radius Gold Inc. and its properties, please call toll free 1-888-627-9378 or visit our web site (www.radiusgold.com).

ON BEHALF OF THE BOARD

     “Simon Ridgway”

Simon Ridgway, President

Investor relations:  Ralph Rushton / Erin Ostrom

Symbol: TSXV-RDU; OTCBB-RDUFF

Shares Issued: 53.6-million

Neither the TSX Venture Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.

FINANCIAL REVIEW

Fiscal Year Ended December 31, 2009

(An Exploration Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2009 AND 2008

(Expressed in Canadian Dollars)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of,

Radius Gold Inc.

(An Exploration Stage Company)

We have audited the consolidated balance sheets of Radius Gold Inc. (An Exploration Stage Company) as at December 31, 2009 and 2008 and the consolidated statements of operations and deficit, comprehensive loss and cash flows for each of the years in the three year period ended December 31, 2009.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2009 and 2008 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2009, in accordance with Canadian generally accepted accounting principles.

(signed) “BDO Canada LLP”

Chartered Accountants

Vancouver, Canada
April 27, 2010

COMMENTS BY AUDITORS FOR U.S. READERS

ON CANADA – UNITED STATES REPORTING DIFFERENCES

The reporting standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”) for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in Note 1 to the financial statements.  PCAOB reporting standards also require the addition of an explanatory paragraph when changes in an accounting policy, such as those described in Note 2, have a material effect on the consolidated financial statements.  Although we conducted our audit in accordance with both Canadian generally accepted auditing standards and the standards of the PCAOB, our report to the shareholders on the Consolidated Financial Statements dated April 27, 2010 is expressed in accordance with Canadian reporting standards which do not permit a reference to such conditions and events in the auditors’ report when these are adequately disclosed in the financial statements.

(signed) “BDO Canada LLP”

Chartered Accountants

Vancouver, Canada
April 27, 2010

BDO Canada LLP, a Canadian limited liability partnership, is a member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.

RADIUS GOLD INC.
(An Exploration Stage Company)
CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2009 AND 2008
(Expressed in Canadian Dollars)
		(Restated – Note 2)
	2009	2008
ASSETS

CURRENT
Cash and cash equivalents	$ 499,266	$ 772,989
Marketable securities and investments (Note 4)	1,715,650	1,486,139
Advances and other receivables (Note 7)	111,706	96,683
GST receivable	9,945	10,399
Due from related parties (Note 7)	152,948	168,877
Prepaid expenses and deposits	52,829	60,697
	2,542,344	2,595,784

LONG-TERM DEPOSITS	23,881	22,063
VAT RECOVERABLE	-	39,945
PROPERTY AND EQUIPMENT (Note 5)	183,220	245,559
MINERAL PROPERTIES (Schedule and Notes 6, 7 and 16)	4,293,592	4,435,912
	$ 7,043,037	$ 7,339,263

LIABILITIES

CURRENT
Accounts payable and accrued liabilities (Note 7)	$ 246,549	$ 227,480
FUTURE INCOME TAX LIABILITY (Note 13)	122,000	185,000
	368,549	412,480

SHAREHOLDERS' EQUITY

SHARE CAPITAL (Note 8)	42,587,194	42,587,194
CONTRIBUTED SURPLUS (Note 8)	4,332,232	4,329,806
DEFICIT	(41,157,211)	(39,946,486)
ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS) (Note 11)	912,273	(43,731)
	6,674,488	6,926,783
	$ 7,043,037	$ 7,339,263

Nature of Operations and Ability to Continue as a Going Concern (Note 1)

Commitments (Notes 6, 8 and 12)

Subsequent Event (Notes 6 and 16)

APPROVED BY THE DIRECTORS:

      “Simon Ridgway”                                     , Director

     “Mario Szotlender”                         , Director

Simon Ridgway

Mario Szotlender

See Accompanying Notes

RADIUS GOLD INC.
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(Expressed in Canadian Dollars)
		(Restated – Note 2)	(Restated – Note 2)
	2009	2008	2007

EXPLORATION EXPENDITURES (Schedule)	$ 587,610	$ 3,655,231	$ 2,976,613

GENERAL AND ADMINISTRATIVE EXPENSES
Amortization	54,540	88,609	62,097
Consulting fees (Note 7)	40,652	69,346	54,112
Donations	-	772	998
Legal and accounting fees	126,842	107,910	64,405
Management fees and salaries (Note 7)	60,000	60,000	60,000
Non-cash compensation charge (Note 8)	2,426	165,219	722,225
Office and miscellaneous	44,779	66,651	68,612
Public relations	43,822	83,020	113,770
Rent and utilities	32,923	39,703	24,358
Repair and maintenance	9,817	25,206	11,469
Salaries and wages (Note 7)	182,486	275,052	179,817
Telephone and fax	12,818	23,269	15,876
Transfer agent and regulatory fees	15,091	15,580	19,891
Travel and accommodation	45,300	103,601	81,849
	671,496	1,123,938	1,479,479
Loss before other items	(1,259,106)	(4,779,169)	(4,456,092)

OTHER INCOME (EXPENSES)
Foreign currency exchange gain (loss)	(46,477)	106,022	(310,141)
Loss on uncollectible receivable	-	-	(22,172)
Gain on sale of properties (Note 6)	7,649	-	-
Gain (loss) on disposal of property and equipment	56,908	(31,520)	(9,183)
Gain (loss) on sale of marketable securities	16,045	(86,145)	(130,389)
Investment income (net)	49,405	179,789	371,716
Other income	-	-	86,868
Write-off of prepaid expenses and deposits	(3,039)	(18,352)	-
Write-off of mineral properties costs	(224,110)	(149,947)	-
Loss before income taxes	(1,402,725)	(4,779,322)	(4,469,393)
Future income tax recovery (expense) (Note 13)	192,000	-	(63,000)
Net loss for the year	$ (1,210,725)	$ (4,779,322)	$ (4,532,393)

BASIC AND DILUTED LOSS PER SHARE	$(0.02)	$(0.09)	$(0.09)

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING	53,548,488	53,548,488	53,425,577

See Accompanying Notes

RADIUS GOLD INC.
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF DEFICIT AND COMPREHENSIVE INCOME (LOSS)
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(Expressed in Canadian Dollars)
		(Restated – Note 2)	(Restated – Note 2)
	2009	2008	2007
Deficit - beginning of the year
As previously reported	$ (39,946,486)	$ (25,045,176)	$ (22,220,517)
Prior period adjustments (Note 2)	-	(10,121,988)	(8,414,254)
As restated	(39,946,486)	(35,167,164)	(30,634,771)

Net loss for the year	(1,210,725)	(4,779,322)	(4,532,393)
Deficit - end of the year	$ (41,157,211)	$ (39,946,486)	$ (35,167,164)

Net Loss	(1,210,725)	(4,779,322)	(4,532,393)

Other comprehensive income, net of tax
Unrealized gain (loss) on available-for-sale marketable securities	956,004	(8,692)	(71,475)
COMPREHENSIVE LOSS	$ (254,721)	$ (4,788,014)	$ (4,603,868)

See Accompanying Notes

RADIUS GOLD INC.
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(Expressed in Canadian Dollars)
		(Restated – Note 2)	(Restated – Note 2)
	2009	2008	2007
OPERATING ACTIVITIES
Net loss for the year	$ (1,210,725)	$ (4,779,322)	$ (4,532,393)
Items not involving cash:
Loss on uncollectible receivables	-	-	22,172
Amortization	54,540	88,609	62,097
Loss (gain) from disposal of property and equipment	(56,908)	31,520	9,183
Gain on sale of properties	(7,649)	-	-
Unrealized foreign exchange	(61,078)	(8,494)	(109,490)
Settlement of severance payment	-	4,936	-
Write-off of prepaid expenses and deposits	3,039	18,352	-
Write-off of mineral properties costs	224,110	149,947	-
Write- off of VAT receivable	36,329	-	-
(Gain) loss on disposal of investments	(16,045)	86,145	-
Future income tax expense (recovery)	(192,000)	-	63,000
Non-cash compensation charge	2,426	165,219	722,225
	(1,223,961)	(4,243,088)	(3,763,206)
Changes in non-cash working capital items:
Advances and other receivables	(21,577)	(32,729)	742,360
GST receivable	454	17,520	(14,231)
Prepaid expenses	(3,400)	(12,237)	(7,504)
Accounts payable and accrued liabilities	22,732	(44,354)	236,121
	(1,225,752)	(4,314,888)	(2,806,460)
FINANCING ACTIVITIES
Due to related parties	-	-	(10,510)
Proceeds on issuance of common shares, net	-	-	7,000
	-	-	(3,510)
INVESTING ACTIVITIES
Purchase of marketable securities and investments	-	(2,929,277)	(230,863)
Due from related parties	221,281	(118,379)	97,372
Expenditures on mineral property acquisition costs	(245,372)	(123,528)	(151,265)
Proceeds from sale of mineral properties	92,059	-	-
VAT recoverable	-	(19,067)	-
Proceeds from sale of assets	58,441	47,520	67,846
Proceeds from sale of marketable securities and investments	871,538	5,972,395	4,595,619
Purchase of property and equipment	(14,246)	(149,460)	(98,052)
	983,702	2,680,204	4,280,657
Foreign exchange on opening cash and cash equivalents	(31,673)	29,159	(25,870)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS FOR THE YEAR	(273,723)	(1,605,525)	1,444,817
Cash and cash equivalents - beginning of year	772,989	2,378,514	933,697
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 499,266	$ 772,989	$ 2,378,514

Supplemental cash flow information - Note 9

See Accompanying Notes

RADIUS GOLD INC.
(An Exploration Stage Company)
CONSOLIDATED SCHEDULE OF MINERAL PROPERTIES COSTS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008
(Expressed in Canadian Dollars)

					Year Ended
					December 31,
	Guatemala	Nicaragua	Peru	Canada	2009
BALANCE - BEGINNING OF YEAR	$ 4,142,864	$ 82,482	$ 210,566	$ -	$ 4,435,912
Shares	-	-	-	-	-
Cash	-	-	62,059	183,313	245,372
	-	-	62,059	183,313	245,372
Acquisition costs recovered	-	-	(62,059)	(101,523)	(163,582)
Write-off acquisition costs	-	-	(210,566)	(13,544)	(224,110)
BALANCE - END OF YEAR	$ 4,142,864	$ 82,482	$ -	$ 68,246	$ 4,293,592

					Year Ended
					December 31,
	Guatemala	Nicaragua	Peru	Ecuador	2008
BALANCE - BEGINNING OF YEAR	$ 4,142,864	$ 82,482	$ 210,566	$ 113,130	$ 4,549,042
Shares	-	-	-	-	-
Cash	-	-	36,817	-	36,817
	-	-	36,817	-	36,817
Write-off acquisition costs	-	-	(36,817)	(113,130)	(149,947)
BALANCE - END OF YEAR	$ 4,142,864	$ 82,482	$ 210,566	$ -	$ 4,435,912

See Accompanying Notes

RADIUS GOLD INC.
(An Exploration Stage Company)
CONSOLIDATED SCHEDULE OF EXPLORATION EXPENDITURES
FOR THE YEAR ENDED DECEMBER 31, 2009
(Expressed in Canadian Dollars)
	Guatemala		Nicaragua		Mexico		Peru		Canada	Year Ended
	General	Mineral	General	Mineral	General	Mineral	General	Mineral	Mineral	December 31,
	Exploration	Concessions	Exploration	Concessions	Exploration	Concessions	Exploration	Concessions	Concessions	2009
Automobile	$ 49	$ 2,591	$ 281	$ 3,024	$ 1,807	$ -	$ -	$ -	$ -	$ 7,752
Camp, food and supplies	551	1,778	-	10,499	129	-	-	-	-	12,957
Drafting, maps and printing	15	56	-	216	-	-	-	44	102	433
Exploration administration	1,607	1,912	-	8,303	35	-	-	454	51	12,362
Foreign Exchange	26	11	-	826	400	-	-	-	-	1,263
Environment	-	-	-	20	-	-	-	-	-	20
Geochemistry	-	-	-	1,952	1,428	-	-	-	15,627	19,007
Geological consulting (Note 7)	6,094	21,513	59,494	6,799	2,876	-	21,613	106	44,132	162,627
Other consulting	54	58	-	8,485	-	-	1,490	-	1,038	11,125
Legal and accounting	21,552	356	-	15,329	10,318	-	13,857	6,059	-	67,471
Licenses, rights and taxes	-	4,674	-	97,947	6	10,870	-	270	1,818	115,585
Linecutting & trenching	7	-	-	338	-	-	-	-	7,951	8,296
Materials	19	1,278	-	(852)	-	-	-	-	-	445
Maintenance	745	733	-	1,489	-	-	-	-	-	2,967
Miscellaneous	411	-	-	871	35	-	-	-	-	1,317
Medical expenses	4,141	1,318	1,932	1,539	1,145	-	-	-	-	10,075
Public relations	3,069	-	-	146	-	-	-	-	-	3,215
Rent and utilities	4,504	2,284	1,593	12,794	-	-	-	-	-	21,175
Rental equipment	-	-	-	-	-	-	-	-	925	925
Salaries and wages (Note 7)	26,010	8,942	7,834	6,606	7,600	-	7,600	-	-	64,592
Shipping	252	86	-	2,336	953	-	-	-	10	3,637
Telephone and communications	1,112	157	141	8,204	563	-	-	-	39	10,216
Travel and accommodation	5,874	1,459	224	12,669	167	-	-	-	44,275	64,668
Write-off of Value-added Taxes	-	-	-	-	37,308	-	-	-	-	37,308
	76,092	49,206	71,499	199,540	64,770	10,870	44,560	6,933	115,968	639,438
Expenditures recovered	-	-	-	-	-	-	-	-	(51,828)	(51,828)
BALANCE - END OF YEAR	$ 76,092	$ 49,206	$ 71,499	$ 199,540	$ 64,770	$ 10,870	$ 44,560	$ 6,933	$ 64,140	$ 587,610

See Accompanying Notes

RADIUS GOLD INC.
(An Exploration Stage Company)
CONSOLIDATED SCHEDULE OF EXPLORATION EXPENDITURES
FOR THE YEAR ENDED DECEMBER 31, 2008
(Expressed in Canadian Dollars)
	Guatemala		Nicaragua		Mexico		Peru		Canada	Year Ended
	General	Mineral	General	Mineral	General	Mineral	General	Mineral	General	December 31,
	Exploration	Concessions	Exploration	Concessions	Exploration	Concessions	Exploration	Concessions	Exploration	2008
Property Payment/Investigation	$ -	$ 705	$ -	$ 2,150	$ -	$ -	$ -	$ 1,766	$ -	$ 4,621
Automobile	70	3,660	5,136	118,021	16,560	1,351	17,043	2,836	-	164,677
Camp, food and supplies	99	3,804	16,288	103,367	15,281	3,733	4,726	833	-	148,131
Drafting, maps and printing	15	72	115	1,780	1,767	64	6,389	628	-	10,830
Drilling	-	-	-	416,555	-	-	-	-	-	416,555
Exploration administration	2,301	1,258	1,470	16,334	562	731	14,645	1,178	-	38,479
Foreign Exchange	6	(46)	179	2,099	863	5	(1,622)	1,634	-	3,118
Environment	-	-	-	47,462	-	-	-	-	-	47,462
Geochemistry	-	5,822	25,011	186,427	26,145	15,088	10,143	3,782	-	272,418
Geological consulting (Note 7)	-	34,581	91,994	384,135	169,574	48,258	144,722	3,340	-	876,604
Other consulting	3,972	4,964	6,420	49,167	18,682	27,065	40,217	34,065	-	184,552
Legal and accounting	82	2,780	1,467	42,600	34,908	-	35,630	6,575	-	124,042
Licenses, rights and taxes	2,048	19,995	4,506	105,202	742	119,120	12,090	42,488	16,729	322,920
Linecutting & trenching	261	366	3,668	38,492	3,313	1,720	441	100	-	48,361
Materials	44	280	547	53,849	1,097	119	1,917	209	-	58,062
Maintenance	347	1,019	864	31,892	857	254	5,199	261	-	40,693
Miscellaneous	32	1,958	292	3,631	358	306	1,344	109	-	8,030
Medical expenses	1,610	3,170	1,411	18,421	3,618	344	2,876	2	-	31,452
Public relations	-	-	1,173	151,556	803	-	-	-	25,093	178,625
Road building	-	-	-	15,808	-	-	-	-	-	15,808
Rent and utilities	2,661	17,807	411	51,366	6,109	931	9,088	1,021	-	89,394
Rental equipment	-	-	-	2,484	425	-	-	-	-	2,909
Salaries and wages (Note 7)	-	28,232	14,235	256,069	27,863	-	38,068	-	-	364,467
Shipping	67	121	8,149	20,808	3,910	613	2,554	5	-	36,227
Telephone and communications	337	1,841	914	33,438	3,843	522	4,450	119	-	45,464
Travel and accommodation	82	1,357	12,304	53,803	31,739	5,038	15,982	1,025	-	121,330
BALANCE - END OF YEAR	$ 14,034	$ 133,746	$ 196,554	$ 2,206,916	$ 369,019	$ 225,262	$ 365,902	$ 101,976	$ 41,822	$ 3,655,231

See Accompanying Notes

RADIUS GOLD INC.
(An Exploration Stage Company)
CONSOLIDATED SCHEDULE OF EXPLORATION EXPENDITURES
FOR THE YEAR ENDED DECEMBER 31, 2007
(Expressed in Canadian Dollars)
	Guatemala	Nicaragua		Mexico		Peru		Ecuador	Other	Year Ended
	Mineral	General	Mineral	General	Mineral	General	Mineral	Cerro	General	December 31,
	Concessions	Exploration	Concessions	Exploration	Concessions	Exploration	Concessions	Colorado	Exploration	2007
Property Payment/Investigation	$ 23,060	$ -	$ 1,809	$ -	$ -	$ -	$ 16,135	$ 6,750	$ -	$ 47,754
Automobile	9,970	10	91,505	10,197	11,884	2,426	17,957	-		143,949
Camp, food and supplies	12,761	2,294	65,738	8,618	9,034	542	4,716	805		104,508
Drafting, maps and printing	184	-	1,943	2,260	4,157	162	451	-		9,157
Exploration administration	5,508	-	25,908	1,279	1,279	1,955	3,375	-		39,299
Environment	-	-	14,219	-	-	2,501	-	-		16,720
Geochemistry	6,614	6,085	32,824	19,980	19,980	3,077	13,579	-		102,139
Geological consulting (Note 7)	67,918	41,493	277,810	130,571	163,770	77,303	58,330	8,574	554	826,323
Other consulting	23,004	-	102,330	12,731	15,243	24,136	102,781	-		280,226
Legal and accounting	8,311	-	31,868	18,397	20,522	10,034	9,661	-		98,793
Licenses, rights and taxes	13,882	-	86,576	14,582	97,776	3,233	2,362	-		218,412
Linecutting and trenching	22,317	-	27,260	2,034	3,607	-	850	-		56,068
Underground development	423,769	-	-	-	-	-	-	-		423,769
Materials	8,983	-	26,370	753	765	1,335	6,191	-		44,397
Maintenance	2,840	-	18,299	430	456	-	382	-		22,407
Miscellaneous	3,239	-	2,626	343	917	60	438	-		7,623
Medical expenses	6,890	456	11,816	3,045	3,421	262	37	-		25,927
Road building	-	-	11,265	-	-	-	-	-		11,265
Rent and utilities	31,090	-	35,629	4,561	4,561	-	-	-		75,840
Rental equipment	748	-	6,762	90	90	-	-	-		7,690
Salaries and wages	43,660	8,084	126,277	12,040	12,040	2,419	-	-		204,520
Shipping	3,613	1,658	9,873	3,199	3,641	906	336	-		23,226
Telephone and communications	5,917	870	24,727	3,636	3,636	177	261	-		39,223
Travel and accommodation	18,593	2,548	55,553	15,863	15,870	27,123	8,575	3,253	-	147,378
BALANCE - END OF YEAR	$ 742,866	$ 63,498	$ 1,088,987	$ 264,609	$ 392,649	$ 157,651	$ 246,417	$ 19,382	$ 554	$ 2,976,613

See Accompanying Notes

Radius Gold Inc.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2009 and 2008

(Expressed in Canadian Dollars)

1.

Nature of Operations and Ability to Continue as a Going Concern

Radius Gold Inc. (The Company) was formed by the amalgamation of Radius Explorations Ltd. and PilaGold Inc. which became effective on July 1, 2004.

The Company is engaged in acquisition and exploration of mineral properties located primarily in Central and South America.  The amounts shown for the mineral properties represent costs incurred to date and do not reflect present or future values.  The Company is in the process of exploring its mineral properties and has not yet determined whether the properties contain reserves that are economically recoverable.  Accordingly, the recoverability of these capitalized costs is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete their development and upon future profitable production or disposition thereof.

These financial statements have been prepared in accordance with generally accepted accounting principles applicable to a going concern, which assumes that the Company will be able to meet its obligations and continue its operations for its next fiscal year.  Realization values may be substantially different from carrying values as shown and these financial statements do not give effect to adjustments that would be necessary to the carrying values and classification of assets and liabilities should the Company be unable to continue as a going concern.  At December 31, 2009, the Company had not yet achieved profitable operations, has accumulated losses of $41,157,211 since inception, and is expected to incur further losses in the development of its business, all of which raises substantial doubt about its ability to continue as a going concern.  The Company will require additional financing in order to conduct its planned work programs on mineral properties, meet its ongoing levels of corporate overhead and discharge its liabilities as they come due.  While the Company has been successful in securing financings in the past, there is no assurance that it will be able to do so in the future.  Accordingly, these financial statements do not give effect to adjustments, if any, that would be necessary should the Company be unable to continue as a going concern.  If the going concern assumption was not used then the adjustments required to report the Company’s assets and liabilities on a liquidation basis could be material to these financial statements.

2.

Significant Accounting Policies

Management has prepared the consolidated financial statements of the Company in accordance with Canadian generally accepted accounting principles.  Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates which have been made using careful judgement.  Actual results may differ from those estimates.  The financial statements have, in management’s opinion, been properly prepared using careful judgement and within the framework of the significant accounting policies summarized below.

a)

Principles of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries:

i)

Minerales Sierra Pacifico S.A. and Exploraciones Mineras de Guatemala S.A., companies incorporated under the laws of Guatemala;

ii)

Minerales de Nicaragua S.A. and Desarrollo Geologico Minerao, S.A., companies incorporated under the laws of Nicaragua;

iii)

Recursos Del Cibao, S.A., a company incorporated under the laws of the Dominican Republic;

iv)

Radius Panamá Corporation, Weltern Resources Corp. and Corporación Geológica de Panamá, companies incorporated under the laws of Panamá.  All of which were dissolved during the year ended December 31, 2009;

Radius Gold Inc.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2009 and 2008

(Expressed in Canadian Dollars)

2.

Significant Accounting Policies – (cont’d)

a)

Principles of Consolidation – (cont’d)

v)

Radius (Cayman) Inc. and Pavon (Cayman) Inc., companies incorporated under the laws of Cayman Island;

vi)

Geometales Del Norte-Geonorte, a company incorporated under the laws of Mexico and

vii)

Minera Aymara S.A.C. (formerly called Radius Peru, S.A.C.), a company incorporated under the laws of Peru on May 4, 2007.

All significant inter-company transactions have been eliminated upon consolidation.

b)

Cash and Cash Equivalents

Cash and cash equivalents included highly liquid investments with original maturities of three months or less.

c)

Marketable Securities

Marketable securities are recorded at market value as they are considered available-for-sale.

d)

Mineral Properties and Change in Accounting Policy

During the fourth quarter of 2009, the Company changed its accounting policy for exploration costs by expensing the costs as incurred as it more accurately reflects the exploration industry.  The change was effective on January 1, 2009 and applied retroactively.  In the prior years, the  Company capitalized the acquisition cost of mineral properties and deferred exploration and development expenditures directly related to specific mineral properties, net of recoveries received. Management believes that this treatment provides a more relevant and consistent depiction of the asset base of the Company prior to establishing the economic feasibility of its resource base.

These changes have been applied retrospectively and the resulting restatements to amounts for the years ended December 31, 2008 and 2007 are as follows:

	As Previously reported December 31, 2008	Restatement	As Restated as at December 31, 2008
Mineral properties	$ 13,874,003	$ (9,438,091)	$ 4,435,912
Future income tax liability	886,000	(701,000)	185,000
Deficit, opening	25,045,176	10,121,988	35,167,164
Exploration expenditures	-	3,655,231	3,655,231
Write-off of mineral properties	5,741,075	(5,591,128)	149,947
Income tax recovery (loss)	551,000	(551,000)	-
Basic and diluted loss per share	(0.12)		(0.09)

Radius Gold Inc.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2009 and 2008

(Expressed in Canadian Dollars)

2.

Significant Accounting Policies – (cont’d)

d)

Mineral Properties and Change in Accounting Policy – (cont’d)

	As Previously reported December 31, 2007	Restatement	As Restated as at December 31, 2007
Deficit, opening	$ 22,220,517	$ 8,414,254	$ 30,634,771
Exploration expenditures	-	2,976,613	2,976,613
Write-off of mineral properties	784,879	(784,879)	-
Income Tax Recovery (loss)	(547,000)	484,000	(63,000)
Basic and diluted loss per share	(0.05)		(0.09)

Consistent with prior periods, mineral property acquisition costs are capitalized and include the cash consideration paid and the fair value of common shares issued on acquisition, based on the trading price of the shares on the date of the agreement to issue the shares.

Recoveries for option payments or shares received are recorded on receipt, as the payments or shares received under the agreement are made at the sole discretion of the optionee. Proceeds from the sale of minerals recovered during the exploration stage are recorded when title to the minerals passes, the proceeds are reasonably determinable and the collectability is assured.

Where the Company has entered into option agreements to acquire interests in mineral properties that provide for periodic payments or periodic share issuances, amounts unpaid and unissued are not recorded as liabilities since they are payable and issuable entirely at the Company’s option. Option payments are recorded as mineral property costs when the payments are made or received and the share issuances are recorded as mineral property costs using the fair market value of the Company’s common shares at the earlier of the date the counterparty’s performance is complete or the issuance date.

The Company is in the process of exploring and developing its mineral properties and has not yet determined the amount of reserves available.  Management reviews the carrying value of mineral properties on a periodic basis and whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable will recognize impairment in value based upon current exploration results, the prospect of further work being carried out by the Company, the assessment of future probability of profitable revenues from the property or from the sale of the property.  Amounts shown for properties represent costs incurred net of write-downs and recoveries, and are not intended to represent present or future values.

Environmental expenditures that relate to current operations are expensed or capitalized as appropriate.  Expenditures that relate to an existing condition caused by past operations and which do not contribute to current or future revenue generation are expensed.  Liabilities are recorded when environmental assessments and/or remedial efforts are probable, and the costs can be reasonably estimated.  Generally, the timing of these accruals coincides with the earlier of completion of a feasibility study or the Company’s commitment to a plan of action based on the then known facts.

Radius Gold Inc.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2009 and 2008

(Expressed in Canadian Dollars)

2.

Significant Accounting Policies – (cont’d)

e)

Property, Equipment and Amortization

Property and equipment are recorded at cost.  Equipment is amortized over their estimated useful lives using the following methods:

Leasehold improvements

5 years straight-line

Trucks

4 – 8 years straight-line

Computer equipment

25% - 50% declining balance

Furniture and equipment

20% declining balance

Geophysical equipment

20% declining balance

Website

30% declining balance

Additions to equipment are amortized at one-half rate during the year of acquisition.

f)

Basic and Diluted Loss Per Share

Basic loss per share is calculated by dividing the net loss available to common shareholders by the weighted average number of shares outstanding during the year.  Diluted earnings per share reflect the potential dilution of securities that could share in earnings of an entity.  In a loss year, potentially dilutive common shares are excluded from the loss per share calculation as the effect would be anti-dilutive.  Basic and diluted loss per share are the same for the years presented.

For the years ended December 31, 2009, 2008 and 2007, potentially dilutive common shares (relating to options outstanding at year-end) totalling 4,270,000 (2008: 5,025,000; 2007: 5,150,000) were not included in the computation of loss per share because their effect was anti-dilutive.

g)

Income Taxes

The Company accounts for income taxes using the asset and liability method.  Under this method, current income taxes are recognized for the estimated income taxes payable for the current period.  Future income taxes assets and liabilities are recognized for temporary differences between the tax and accounting basis of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes only if it is more likely than not that they can be realized.

h)

Foreign Currency Translation

Monetary items denominated in a foreign currency are translated into Canadian dollars at exchange rates prevailing at the balance sheet date and non-monetary items are translated at exchange rates prevailing when the assets were acquired or obligations incurred.  Foreign currency denominated revenue and expense items are translated at exchange rates prevailing at the transaction date.  Gains or losses arising from the translations are included in operations.

i)

Stock-based Compensation

The Company has a stock-based compensation plan as disclosed in Note 8, whereby stock options are granted in accordance with the policies of regulatory authorities.  The fair value of all share purchase options is expensed over their vesting period with a corresponding increase to contributed surplus. Upon exercise of share purchase options, the consideration paid by the option holder, together with the amount previously recognized in contributed surplus, is recorded as an increase to share capital.

Radius Gold Inc.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2009 and 2008

(Expressed in Canadian Dollars)

2.

Significant Accounting Policies – (cont’d)

i)

Stock-based Compensation – (cont’d)

The Company uses the Black-Scholes option valuation model to calculate the fair value of share purchase options at the date of grant.  Option valuation models require the input of highly subjective assumptions, including the expected price volatility.  Changes in these assumptions can materially affect the fair value estimate.

j)

Asset Retirement Obligation

The fair value of obligations associated with the retirement of tangible long-lived assets is recorded in the period it is incurred with a corresponding increase to the carrying amount of the related asset.  The obligations recognized are statutory, contractual or legal obligations.  The liability is accreted over time for changes in the fair value of the liability through charges to accretion, which is included in depletion, amortization and accretion expense.  The costs capitalized to the related assets are amortized in a manner consistent with the depletion and amortization of the related asset.

At December 31, 2009 and 2008, the fair value of the mineral properties site restoration costs is not significant.

k)

Impairment of Long-lived Assets

Canadian generally accepted accounting principles require that long-lived assets and intangibles to be held and used by the Company be reviewed for possible impairment whenever events or changes in circumstances indicate that the asset may not be recoverable.  If changes in circumstances indicate that the carrying amount of an asset that an entity expects to hold and use may not be recoverable, future cash flows expected to result from the use of the asset and its disposition must be estimated.  If the undiscounted value of the future cash flows is less than the carrying amount of the asset, impairment is recognized.

l)

Financial Instruments

The Company has made the following designations of its financial instruments: cash and cash equivalents as held-for-trading; marketable securities as available-for-sale; advances and other receivables and due from related parties as loans and receivables; and accounts payable and accrued liabilities as other financial liabilities.

Derivatives and Hedge Accounting

The Company currently does not have derivative instruments and accordingly is not impacted by CICA Handbook Section 3865, Hedges.

Comprehensive Income

Comprehensive income is composed of the Company’s earnings and other comprehensive income.  Other comprehensive income includes unrealized gains and losses on available-for-sale securities, all net of income taxes. Cumulative changes in other comprehensive loss will be included in accumulated other comprehensive loss which will be presented as a separate category in shareholders’ equity.

Radius Gold Inc.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2009 and 2008

(Expressed in Canadian Dollars)

2.

Significant Accounting Policies – (cont’d)

m)

Value-added Taxes Recoverable

The Company incurred value-added taxes (“VAT”) in Mexico during the years ended December 31, 2009 and 2008 which relates to mineral property expenditures and other expenses.  Due to the uncertainty surrounding the collection, the Company has classified the amounts as long-term asset.  During the year ended December 31, 2009, the Company wrote-off the VAT in exploration expenditures.

n)

Adoption of New Accounting Pronouncements

Amendment to Financial Instruments – Disclosures

In 2009, the CICA amended Section 3862, “Amendment to Financial Instruments – Disclosures” to require disclosures about the inputs to fair value measurements, including their classification within a hierarchy that prioritizes the inputs to fair value measurement.

The three levels of the fair value hierarchy are:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

Level 3 – Inputs that are not based on observable market data

The adoption of this standard is consistent with recent amendments to financial instrument disclosure standards in IFRS.  All of the financial instruments measured at fair value on the balance sheet are included in Level 1.

Mining Exploration Costs

The AcSb issued EIC-174, which provides guidance to mining enterprises related to the measurement of exploration costs and the conditions that a mining enterprise should consider when determining the need to perform an impairment review of such costs. The accounting treatments provided by EIC-174 have been applied in the preparation of these consolidated financial statements and did not have an impact on the valuation of the Company’s mineral properties.

Credit Risk and the Fair Value of Financial Assets and Liabilities

In January 2009, Emerging Issues Committee issued EIC-173 “Credit Risk and the Fair Value of Financial Assets and Financial Liabilities”.  This guidance clarified that an entity’s own risk and the credit risk of the counterparty should be taken into account in determining the fair value of financial assets and financial liabilities including derivative instruments.  This guidance is applicable to fiscal periods ending on or after January 12, 2009.  The Company has evaluated the impact of EIC-173 on adoption and determined that no adjustments were required.

Radius Gold Inc.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2009 and 2008

(Expressed in Canadian Dollars)

2.

Significant Accounting Policies – (cont’d)

n)

Adoption of New Accounting Pronouncements – (cont’d)

Goodwill and Intangible Assets

The AcSB issued CICA Handbook Section 3064 which replaces Section 3062, Goodwill and Other Intangible Assets, and Section 3450, Research and Development Costs.  This new section establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets.  Standards concerning goodwill remain unchanged from the standards included in the previous Section 3062.  The section applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2008.  Accordingly, the Company adopted the new standards for its fiscal year beginning January 1, 2009.  It establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises.  Standards concerning goodwill are unchanged from the standards included in the previous Section 3062.    The adoption of this accounting policy had no impact on the financial statements.

3.

Future Accounting Changes

International Financial Reporting Standards (“IFRS”)

In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies.  The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period.  In February 2008 the AcSB announced that 2011 is the changeover date for the publicly-listed companies to use IFRS, replacing Canada’s own GAAP.  The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.  The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2011.  While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS has not yet been determined.

Business Combinations, Consolidated Financial Statements and Non-Controlling Interest

In January 2009, the CICA issued CICA Handbook Section 1582, “Business Combinations”, Section 1601, “Consolidations”, and Section 1602, “Non-Controlling Interests”. These sections replace the former Section 1581, “Business Combinations”, and Section 1600, “Consolidated Financial Statements”, and establish a new section for accounting for a non-controlling interest in a subsidiary. Section 1582 establishes standards for the accounting for a business combination, and states that all assets and liabilities of an acquired business will be recorded at fair value. Obligations for contingent consideration and contingencies will also be recorded at fair value at the acquisition date. The standard also states that acquisition-related costs will be expensed as incurred and that restructuring charges will be expensed in the periods after the acquisition date. It provides the Canadian equivalent to IFRS 3, Business Combinations (January 2008). The section applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011.

Section 1601 establishes standards for the preparation of consolidated financial statements. Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in the preparation of consolidated financial statements subsequent to a business combination. It is equivalent to the corresponding provisions of IFRS International Accounting Standards (“IAS”) 27, Consolidated and Separate Financial Statements (January 2008).

Radius Gold Inc.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2009 and 2008

(Expressed in Canadian Dollars)

3.

Future Accounting Changes – (cont’d)

Business Combinations, Consolidated Financial Statements and Non-Controlling Interest – (cont’d)

Sections 1601 and 1602 apply to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011. Earlier adoption of these sections is permitted as of the beginning of a fiscal year. All three sections must be adopted concurrently. The Company is currently evaluating the impact of the adoption of these sections.

4.

Marketable Securities and Investments

Marketable securities are recorded at market value as they are considered available-for-sale.  Included in marketable securities are 1,007,406 common shares of a company with directors in common and 500,000 common shares of a public company.  The portfolio of marketable securities consists of short term notes with a yield range of .21% - 0.95% (2008: 1.62% - 3.71%), Canadian provincial government bonds with a yield of 3.55% (2008: 0.83% - 4.41%), corporate bonds with a yield range of 0.61% - 7.86% (2008: 3.47% - 8.27%), pool fund bonds with a yield range of 3.97% - 4.76% (2008: 4.64% - 5.04%), and preferred equities with a yield range of 4.43% - 7.27% (2008: 4.48% - 7.97%).  As at December 31, 2009, the carrying amount for the marketable securities and investments was $677,128 (2008: $1,529,870).  An unrealized gain of $956,004 (2008: loss of $8,692; 2007: loss of $71,475) was recorded in other comprehensive income.

5.

Property and Equipment

	2009
		Accumulated
	Cost	Amortization	Net
Leasehold improvements	$ 17,730	$ 16,044	$ 1,686
Trucks	299,597	209,055	90,542
Computer equipment	173,178	117,200	55,978
Furniture and equipment	31,558	12,330	19,228
Geophysical equipment	36,178	23,008	13,170
Website	8,433	5,817	2,616
	$ 566,674	$ 383,454	$ 183,220

	2008
		Accumulated
	Cost	Amortization	Net
Leasehold improvements	$ 17,730	$ 15,563	$ 2,167
Trucks	367,672	226,637	141,035
Computer equipment	166,240	97,797	68,443
Furniture and equipment	23,067	9,353	13,714
Geophysical equipment	36,178	19,716	16,462
Website	8,433	4,695	3,738
	$ 619,320	$ 373,761	$ 245,559

Radius Gold Inc.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2009 and 2008

(Expressed in Canadian Dollars)

6.

Mineral Properties

Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mineral properties. The Company has investigated title to all of its mineral properties and, to the best of its knowledge, title to all of its properties are in good standing.

A)

Guatemala

i)

Tambor

The Tambor Project consists of six 100% owned concessions located in south-central Guatemala covering a total of 6,117 hectares, as follows:

a)

La Laguna Derivada – granted exploration licence; exploitation licence applied for October 2009.

b)

Carlos Antonio Derivada – granted exploration licence; exploitation licence applied for November 2009; ownership subject to a 2.5% net smelter returns royalty.

c)

Santa Margarita Derivada – granted exploration licence; exploitation licence applied for January 2009; ownership subject to a 2.5% net smelter returns royalty.

d)

Progreso VII Derivada – granted exploration licence; exploitation licence applied for Occtober 2008; ownership subject to a 4.0% net smelter returns royalty, of which one-half may be purchased by the Company for US$2.0 million.

e)

Marga – exploration licence applied for September 2008.

f)

Las Navajas – exploration licence applied for November 2008.

In June 2008, the Company signed a binding Letter of Intent with Kappes, Cassiday & Associates (“KCA”) whereby KCA can earn a 51% interest in the Tambor Project by incurring exploration expenditures on the property totaling US$6,500,000 over 4 years, or by putting the property into commercial production within 4 years.  If KCA earns its 51% interest, a joint venture will be formed between KCA and the Company.  Once commercial production has been achieved, KCA will receive preferential payback of 75% (the Company 25%) of after-tax cash flow from initial production until KCA receives an amount equal to its investment, less US$2,000,000.  At that point, the Company will receive 75% of the after-tax cash flow (KCA 25%) until the Company receives the amount of preferential cash flow received by KCA, after which revenues will be split 51% KCA / 49% the Company.  A schedule of minimum annual required expenditures by KCA is as follows, with KCA having a commitment to expend US$1,000,000 in the first year:

a)

US$1,000,000 by June 2, 2009 (expended);

b)

US$1,500,000 by June 2, 2010;

c)

US$1,500,000 by June 2, 2011; and

d)

US$2,500,000 by June 2, 2012

ii)

Banderas

The Company holds a 100% interest in the Banderas Project which, as at December 31, 2009, consisted of two exploration concessions (one granted and one application for title pending) covering a total of 10,894 hectares.  Subsequent to December 31, 2009, six additional exploration concessions covering 29,055 hectares were applied for.

iii)

Regional exploration

During 2007, 2008 and 2009, the Company conducted property investigation work on other properties.

Radius Gold Inc.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2009 and 2008

(Expressed in Canadian Dollars)

6.

Mineral Properties – (cont’d)

B)

Nicaragua

i)

Natividad (El Pavon)

The Company owns a 100% interest in the Natividad Project which consists of one granted exploration concession covering 1,301 hectares.

The Company entered into a joint venture agreement with Meridian Gold Inc. (“Meridian”) effective May 25, 2005, giving Meridian the option to acquire a 60% interest in the Natividad Project.  Meridian spent US$5.3 million in exploration expenditures within the first two years of the agreement towards earning an interest, before terminating its option in 2006. All amounts owing by Meridian to the Company were repaid in 2007.

ii)

Trebol

The Company owns a 100% interest in the Trebol Project which consists of two granted exploration concessions covering a total of 42,193 hectares.

iii)

La Flor

The Company owns a 100% interest in the La Flor Project which consists of one granted exploration concession covering 15,505 hectares.

iv)

San Pedro

In 2008, the Company had relinquished the concession comprising the San Pedro Project, and in 2009, applied for two new concessions covering a total of 26,132 hectares in the same area.

v)

Regional Exploration and Other Properties Including India Norte and Estrella de Oro

During 2007 and 2008, the Company conducted exploration work on various other concessions in Nicaragua, all of which had been relinquished as at December 31, 2008 as management was not planning any further work thereon.  During 2009, the Company conducted property investigation work on other properties.

Option to B2Gold Corp

In June 2009, the Company granted to B2Gold Corp. (“B2Gold”) an option to acquire an interest in the Company’s mineral property portfolio in Nicaragua.   The agreement with B2Gold consists of three parts:

1.

Natividad, Trebol, La Flor and San Pedro Properties (the “Properties”)

B2Gold has the right to acquire a 60% interest in the Properties by expending a total of US$4 million on exploration at any one or more of the Properties within 4 years from the date of the agreement.  When B2Gold has spent the US$4,000,000, it will own a 60% interest in all of the Properties and a joint venture will be formed in under which each party will contribute its prorated share of the exploration costs.

Radius Gold Inc.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2009 and 2008

(Expressed in Canadian Dollars)

6.

Mineral Properties – (cont’d)

B)

Nicaragua – (cont’d)

Option to B2Gold Corp – (cont’d)

2.

Production from the Pavon Resource Property

In 2005 Meridian Gold completed a 2 stage exploration drill program at the Pavon vein system within the Natividad Project (the “Pavon Resource Property”).  B2Gold has the right to review the conceptual gold resource outlined by Meridian Gold.  If B2Gold feels that there is potential to mine any or all of the resource, it may put the property into production within 3 years.  After production is achieved, 100% ownership of the Pavon Resource Property will be transferred to B2Gold and the Company will receive 40% of the net cash flow generated from the operation.

3.

The Regional Exploration Projects

The Company has assembled an extensive data base of regional geological, geochemical and geophysical data covering much of Nicaragua and has agreed to provide this data to B2Gold, on an exclusive basis.  If as a result of reviewing the regional data, B2Gold identifies a prospect or project for acquisition and exploration on ground that is not covered by an existing concession, the Company will apply for a concession over the area and that area will then be designated a “project area”.

Following the granting of a concession, B2Gold will have the option to earn a 70% interest in any such designated project area by expending US$2 million on exploration of it within 3 years from the date of the granting of the concession.  Once B2Gold has spent US$2 million exploring the designated project, it will be vested with a 70% interest in the project and a joint venture between the Company and B2Gold will be formed.

C)

Mexico

i)

Tlacolula Property

The Company owns a 100% interest in the Tlacolula Property which consists of one granted exploration concession covering 12,642 hectares.

In September 2009, the Company granted to Fortuna Silver Mines Inc. (“Fortuna”) the option to earn a 60% interest in the Tlacolula Property by spending US$2 million on exploration of the Property, which includes a commitment to drill 1,500 meters within 3 years, and making staged annual payments of US$250,000 cash and US$250,000 in common stock according to the following schedule:

a)

US$20,000 cash and $20,000 cash equivalent in shares upon regulatory approval (received);

b)

US$30,000 cash and $30,000 cash equivalent in shares by the first year anniversary;

c)

US$50,000 cash and $50,000 cash equivalent in shares by the second year anniversary;

d)

US$50,000 cash and $50,000 cash equivalent in shares by the third year anniversary; and

e)

US$100,000 cash and $100,000 cash equivalent in shares by the fourth year anniversary.

The Company and Fortuna have two common directors.

Radius Gold Inc.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2009 and 2008

(Expressed in Canadian Dollars)

6.

Mineral Properties – (cont’d)

C)

Mexico – (cont’d)

ii)

Regional Exploration and Other Properties Including Amatista, La Fruita and El Mole

During 2007 and 2008, the Company conducted exploration work on various other concessions in Mexico, all of which had been relinquished as at December 31, 2008 as management was not planning any further work thereon.

D)

Peru

i)

Rubi Property

In August 2007, the Company was granted an option to acquire a 100% interest in the Rubi Property, Peru.  In this connection, the Company paid $100,000 and issued 50,000 common shares to the property owner, and paid finder’s fees of $10,000 and 25,000 shares each to two individuals.

After conducting some exploration work on the Property, the Company entered into an agreement in October 2008 with International Minerals Corporation (“IMC”) to continue exploration on the Property as joint venture partners in a newly formed Peruvian company (“JVCO”).  The original August 2007 option agreement held by the Company was replaced by an October 2008 option agreement whereby JVCO could earn a 100% interest in the Rubi Property by making a series of payments and exploration expenditures over four years.

Under its agreement with the Company, IMC had the right to earn its 60% interest in JVCO by paying the initial signing fee to the property owner of US$75,000 (paid) and by funding the first year’s exploration expenditures on the Rubi Property, for a total of US$475,000.  The remaining cash payments and exploration expenditures were to be funded by JVCO (60% IMC, 40% the Company).

During the year ended December 31, 2009, the Company and IMC terminated their option on the Rubi Property.  As a result, the Company has written off $210,566 in acquisition costs towards this property.

ii)

Nueva California

In March 2009, the Company was granted an option to acquire 100% interest in the Nueva California gold property located in north-central Peru. To earn the 100% interest, the Company must spend US$3 million in exploration, and make a series of payments to the property owner (a private Peruvian company) totaling US$3 million, over a period of 4 years. During the first year, the Company must make payments of US$150,000 to the owner (of which US$50,000 was paid on signing) and exploration expenditures of US$200,000. If the Option is exercised, the Company must pay to the owner US$4 per ounce of gold defined in the reserve category as determined by a bankable feasibility study, and US$4 per ounce of gold produced during a 6-year period thereafter that is over and above the number of ounces defined in such a study, up to a maximum of 2.5 million ounces, or US$10 million.

In March 2009, the Company assigned the option to Focus Ventures Ltd. (“Focus”) whereby Focus assumes all of the Company’s obligations under the Option agreement as consideration the Company received 1,000,000 common shares of Focus, $50,000 cash and a 1.5% net smelter return royalty on the Property. The Company and Focus have common directors and officers.

Radius Gold Inc.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2009 and 2008

(Expressed in Canadian Dollars)

6.

Mineral Properties – (cont’d)

D)

Peru – (cont’d)

iii)

Artemisas Property

In November 2007, the Company was granted an option to acquire a 70% interest in the Artemisas Property, Peru.  After conducting exploration work on the Property in 2008, management of the Company decided no further work was warranted, and the Company relinquished the option.

iv)

Charpal Property

In January 2008, the Company was granted an option to acquire a 100% interest in the Charpal Property, Peru.  After conducting exploration work on the Property, management of the Company decided no further work was warranted, and the Company relinquished the option prior to December 31, 2008.  During the year ended December 31, 2009, the Company wrote-off $Nil (2008: $36,817; 2007: $Nil) in acquisition costs.

v)

Apurimac Property

In 2008, the Company acquired a 100% interest in the Apurimac Property, Peru.  After conducting exploration work on the Property, management of the Company decided no further work was warranted, and the Company relinquished the property prior to year end.

vi)

Regional exploration

During 2007, 2008 and 2009, the Company conducted property investigation work on other properties.

E)

Ecuador

On November 7, 2006, the Company was granted the option to acquire a 70% interest in the Cerro Colorado Property which consists of two concessions located in Southern Ecuador.

In order to earn the interest the Company was required to:

a)

Make the following cash payments of US$100,000 (CDN$ 113,130) on signing of the agreement (paid), and a total of US$900,000 starting upon commencement of drilling on the project (the “Drill Date”).

b)

Incur exploration expenditures of US$3,000,000 on or prior to the third anniversary of the commencement of the Drill Date.

c)

Fund and deliver a feasibility study on or before the fifth anniversary of the Drill Date.

During the year ended December 31, 2008, the Company wrote off $113,130 in acquisition costs.

F)

Canada

i)

Regional Exploration

In 2007, the Company incurred data acquisition and geological consulting costs in connection with property investigations in Canada.  During the year ended December 31, 2009, the Company staked 83 mineral claims east of Prince George, British Columbia. The mineral claims were then sold for net proceeds of $7,649.

Radius Gold Inc.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2009 and 2008

(Expressed in Canadian Dollars)

6.

Mineral Properties – (cont’d)

F)

Canada – (cont’d)

ii)

Ten Mile Creek Property - Yukon Territory

The Ten Mile Creek Property, Yukon is comprised of 323 claims, of which 269 claims were acquired by the Company in April 2009 by staking, and 54 claims (the “Optioned Claims”) were optioned to the Company in June 2009.  The Company has the option to earn a 100% interest in the Optioned Claims in consideration of the completion of an initial sampling program, work commitments of $70,000 and cash and share payments to the property owner according to the following schedule:

a)

$25,000 on signing of the agreement (paid);

b)

$50,000 on or before May 31, 2010;

c)

$75,000 on or before May 31, 2011;

d)

$75,000 on or before May 31, 2012;

e)

$75,000 on or before May 31, 2013; and

f)

either $100,000 or issue 400,000 shares, on or before May 31, 2013, the method of such payment at the discretion of the property owner.

Commencing on May 31, 2014 and on May 31 each year thereafter, the Company must pay $10,000 to the property owner until such time as commercial production of the Property is achieved, at which time the $10,000 payment shall cease and the property owner shall be entitled to a 1.0% NSR royalty.  As well, an underlying 1.5% NSR royalty is payable to Teck Resources Limited.  The Company has the right at any time to reduce the property owner’s NSR to 0.5% by paying $500,000, or to 0.25% by paying $1.0 million.

In September 2009, the Company optioned its interests in the Ten Mile Creek Property to Solomon Resources Limited (“Solomon”).  Solomon can earn a 51% interest in the Property by spending $2.5 million on exploration and making staged cash and share payments of $500,000 cash and 1 million shares over three years according to the following schedule:

a)

Issuing to the Company 500,000 shares upon signing and TSX Venture Exchange (“TSX-V”) approval of the transaction (Approval received by the TSX-V and shares issued to the Company subsequent to December 31, 2009);

b)

Paying $100,000 cash and issuing 100,000 common shares of Solomon to the Company on May 21, 2010, and spending $350,000 during the 2010 exploration season;

c)

Paying $150,000 cash and issuing 150,000 common shares of Solomon to the Company on May 21, 2011, and spending $650,000 during the 2011 exploration season; and

d)

Paying $250,000 cash and issuing 250,000 common shares of Solomon to the Company on May 21, 2012, and spending $1,500,000 during the 2012 exploration season.

Upon completion of the earn-in, a 51/49 joint venture will be formed between Solomon and the Company.  The joint venture would cover all costs related to the project on a pro rata basis.

Radius Gold Inc.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2009 and 2008

(Expressed in Canadian Dollars)

6.

Mineral Properties – (cont’d)

F)

Canada – (cont’d)

iii)

Gold Run Property - Yukon Territory

In June 2009, the Company was granted the option to earn a 100% interest in the Gold Run Property, Yukon which consists of 26 claims, in consideration of the completion of an initial sampling program work commitments of $50,000 and cash and share payments to the property owner according to the following schedule:

a)

$10,000 in signing of the agreement (paid);

b)

$15,000 on or before May 31, 2010;

c)

$25,000 on or before May 31, 2011;

d)

$50,000 on or before May 31, 2012;

e)

$100,000 on or before May 31, 2013; and

f)

either $500,000 or issue 200,000 shares, on or before May 31, 2013, the method of such payment at the discretion of the property owner.

Commencing on May 31, 2014 and on May 31 each year thereafter, the Company must pay $10,000 to the property owner until such time as commercial production of the property is achieved, at which time the $10,000 payment shall cease and the property owner shall be entitled to a 2.0% NSR royalty.  The Company has the right at any time to reduce the property owner’s NSR to 1.0% by paying $1,000,000.

During the year ended December 31, 2009, management of the Company decided to terminate its option on the property and wrote-off $13,544 in acquisition cost.

iv)

Sixty Mile Area -Yukon Territory

The Sixty Mile Creek Property, Yukon is comprised of 499 claims, of which 213 claims were acquired by the Company in 2009 by staking.  Subsequent to the year end, the Company staked an additional 43 claims, and entered into agreements with various landowners whereby it has the option to acquire a 100% interest in a total of 243 claims in consideration of cash payments totaling $697,300 and the issuance of a total of $488,000 worth of shares of the Company, over a four-year period.  In March and April 2010, the Company made the first payments totaling $76,800 cash and 50,633 shares having a value of $20,000.

Pursuant to the option agreements, commencing on August 31, 2014 and on August 31 each year thereafter, the Company must pay a total of $204,000 to the property owners until such time as commercial production on the applicable property is achieved, at which time the property owner(s), as applicable, shall be entitled to NSR royalties ranging from 2.5% to 3.0%.

v)

Snowcap Property -Yukon Territory

During the year ended December 31, 2009, the Company staked 198 claims in the Whitehorse Mining District, Yukon. In November 2009 the Company granted Wesgold Minerals Inc. (“Wesgold”) the option to acquire 60% interest in the Snowcap Property and, as consideration, the Company will receive an aggregate of 1,000,000 Wesgold common shares (received 200,000 on signing of the agreement) and Wesgold must incur exploration expenditures of $1,000,000, over a four-year period.

Radius Gold Inc.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2009 and 2008

(Expressed in Canadian Dollars)

7.

Related Party Transactions

The Company incurred the following expenditures charged by officers and companies which have common directors with the Company:

	2009	2008	2007
Expenses:
Management fees & salaries	$ 60,000	$ 60,000	$ 60,000
Consulting	31,031	38,372	46,590
Salaries and benefits	65,074	67,176	100,930
Mineral property costs:
Geological consulting fees	13,750	199,200	176,650
Salaries and benefits	42,709	87,908	65,873
	$ 212,564	$ 452,656	$ 450,043

These expenditures were measured by the exchange amount which is the amount agreed upon by the transacting parties.

Advances and other receivables include $12,836 (2008: $8,401) due from directors and officers of the Company. These were funds advanced for Company expenses and any balance owed will be repaid in the normal course of business.

Due from related parties of $152,948 (2008: $168,877) are amounts due from companies which have a common director with the Company and arose from shared administrative costs. The balance owing is repayable in the normal course of business.

Accounts payable and accrued liabilities include $17,363 (2008: $10,082) payable to an officer of the Company.

8.

Share Capital

a)

Authorized:  Unlimited common shares without par value

b)

Issued:

As at December 31, 2009, there were 53,548,488 common shares outstanding with a recorded value of $42,587,194.  There was no share capital activity for the year ended December 31, 2009 or for the year ended December 31, 2008.

Stock Options

The Company has established a formal stock option plan in accordance with the policies of the TSX Venture Exchange (“TSX-V”) under which it is authorized to grant options up to 10% of its outstanding shares to officers, directors, employees and consultants.  The exercise price of each option is not less than the market price of the Company’s stock as calculated on the date of grant.  Options vest ranging from a four month period to one year from the date of grant. Options granted to Investor relations vest in accordance with TSX-V regulation.  The options are for a maximum term of five years.

Radius Gold Inc.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2009 and 2008

(Expressed in Canadian Dollars)

8.

Share Capital – (cont’d)

b)

Issued: – (cont’d)

Stock Options – (cont’d)

Stock option transactions and the number of stock options outstanding are summarized as follows:

	2009		2008		2007
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Outstanding, beginning of year	5,025,000	$0.58	5,150,000	$0.63	3,475,000	$0.70

Forfeited / Expired	(755,000)	$0.62	(870,000)	$0.65	(587,500)	$0.67
Granted	-	-	745,000	$0.26	2,275,000	$0.54
Exercised	-	-	-	-	(12,500)	$0.56
Outstanding, end of year	4,270,000	$0.57	5,025,000	$0.58	5,150,000	$0.63
Exercisable, end of year	4,270,000		5,010,000		4,775,000

At December 31, 2009, there were 4,270,000 stock options outstanding entitling the holders thereof the right to purchase one common share for each purchase option held:

Number	Exercise Price	Expiry Date	Average Remaining Contractual Life in Years
1,870,000	$0.70	Feb 21, 2011	1.14
835,000	$0.52	Apr 16, 2012	2.29
50,000	$0.62	May 31, 2012	2.42
850,000	$0.56	Sept 5, 2012	2.68
665,000	$0.26	May 5, 2013	3.35
4,270,000			2.03

Stock-based Compensation

The Company uses the fair value based method of accounting for stock options granted to consultants, directors, officers and employees. The non-cash compensation charge for the year ending December 31, 2009 of $2,426 (2008: $165,219; 2007: $722,225) is associated with the granting of options to consultants and employees.

There were no share purchase options granted during the year ended December 31, 2009.  The weighted fair value of the share purchase options granted during the year ended December 31, 2008 of $0.22 (2007: $0.32) per option is estimated on the grant date using the Black Scholes option valuation model.  Volatility is based on the Company’s historical prices.  The assumptions used in calculating fair value for the years ended December 31, 2009, 2008 and 2007 are as follows:

Radius Gold Inc.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2009 and 2008

(Expressed in Canadian Dollars)

8.

Share Capital – (cont’d)

b)

Issued: – (cont’d)

Stock-based Compensation – (cont’d)

	2009	2008	2007
Expected dividend yield	-	0%	0%
Expected volatility based on historical share price	-	74%	72% - 73%
Risk-free interest rate	-	3.13%	3.69% - 4.58%
Expected term in years	-	5 years	5 years

The following table reconciles the Company’s contributed surplus:

	2009	2008	2007
Balance, beginning of year	$ 4,329,806	$ 4,164,587	$ 3,443,487
Options vested	2,426	165,219	722,225
Options exercised	-	-	(1,125)
Balance, end of year	$ 4,332,232	$ 4,329,806	$ 4,164,587

9.

Supplemental Cash Flow Information

	2009	2008	2007
Supplementary disclosure of cash flow information:
Cash paid for interest	$ -	$ -	$ -
Cash paid for income taxes	$ -	$ -	$ -
Cash and cash equivalents is comprised of:
Cash	$ 499,266	$ 772,989	$ 2,378,514

Non-cash Transactions

Investing and financing activities that do not have a direct impact on current cash flows are excluded from the statements of cash flows.  During the year ending December 31, 2009, the following transactions were excluded:

i)

Included in accounts payable was $Nil (2008: $52,430) in exploration costs which was included in deferred exploration costs.

During the year ending December 31, 2007, the following transactions were excluded:

i)

Issued 50,000 common shares with a fair value of $29,000 for the acquisition of the La Flor Property.

ii)

Issued 50,000 common shares with a fair value of $32,000 for the acquisition of the Rubi Property.

iii)

Issued 50,000 common shares with a fair value of $32,000 for the finder’s fee on the Rubi Property.

iv)

Included in accounts payable was $48,783 in exploration costs which was included in deferred

Radius Gold Inc.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2009 and 2008

(Expressed in Canadian Dollars)

10.

Segmented Information

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision-making group, in deciding how to allocate resources and in assessing performance.  All of the Company’s operations are within the mining sector relating to gold exploration.  Due to the geographic and political diversity, the Company’s exploration operations are decentralized whereby exploration managers are responsible for business results and regional corporate offices provide support to the exploration programs in addressing local and regional issues.  The Company’s operations are therefore segmented on a district basis.  The Company’s assets are located in Canada, Caymans, Guatemala, Nicaragua, Peru, and Mexico.

Details of identifiable assets by geographic segments are as follows:

	2009	(Restated – Note 2) 2008
Total Assets
Canada	$ 1,482,484	$ 2,358,268
Caymans	1,071,703	48,919
Guatemala	4,241,029	4,248,419
Nicaragua	223,320	363,027
Mexico	8,057	69,352
Peru	14,869	249,440
Other	1,575	1,838
	$ 7,043,037	$ 7,339,263

Property and Equipment
Canada	$ 63,384	$ 69,679
Guatemala	24,687	1,941
Nicaragua	89,128	164,165
Mexico	-	3,620
Peru	6,021	6,154
	$ 183,220	$ 245,559

Resource Properties Acquisition
Canada	$ 68,246	$ -
Guatemala	4,142,864	4,142,864
Peru	-	210,566
Nicaragua	82,482	82,482
	$ 4,293,592	$ 4,435,912

Radius Gold Inc.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2009 and 2008

(Expressed in Canadian Dollars)

10.

Segmented Information – (cont’d)

	2009	2008	2007
Exploration Expenditures
Canada	$ 64,140	$ 41,822	$ 554
Ecuador	-	-	19,382
Guatemala	125,298	147,780	742,866
Peru	51,493	467,878	404,068
Mexico	75,640	594,281	657,258
Nicaragua	271,039	2,403,470	1,152,485
	$ 587,610	$ 3,655,231	$ 2,976,613

11.

Accumulated Other Comprehensive Income

Balance at December 31, 2007	$ (35,039)
Unrealized loss on available for sale marketable securities	(8,692)
Balance at December 31, 2008	(43,731)
Unrealized gain on available for sale marketable securities	956,004
Balance at December 31, 2009	$ 912,273

12.

Commitment

The Company has entered into operating lease agreements for its office premises.  The Company also sub leases rental space to other companies on a month to month basis which are netted against rental expense.  The annual lease commitment under the lease is as follows:

2010	$ 146,682
2011	134,459
$ 281,141

13.

Income Taxes

The income tax provision recorded differs from the income tax obtained by applying the statutory income tax rate of 30.00% (2008: 31.00% 2007: 34.12%) to the income for the year and is reconciled as follows:

	2009	2008	2007
Benefit at Canadian statutory rate	$ (421,000)	$ (1,481,000)	$ (1,546,000)
Foreign income taxed at other than CDN statutory rate	53,000	894,000	751,000
Permanent differences	122,000	139,000	62,000
Non deductible stock based compensation	1,000	61,000	188,000
Effect of a reduction in statutory rate	6,000	(188,000)	1,103,000
Share issuance costs	-	(5,000)	(70,000)
Expiry of loss carryforward	751,000	271,000	392,000
Increase/(decrease) in valuation allowance	(704,000)	309,000	(817,000)
	$ (192,000)	$ -	$ 63,000

Radius Gold Inc.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2009 and 2008

(Expressed in Canadian Dollars)

13.

Income Taxes – (cont’d)

The tax effects on the temporary differences that give rise to the Company’s future tax assets and liabilities are as follows:

	2009	2008
Net operating and capital losses	$ 1,588,000	$ 2,141,000
Property and equipment	56,000	52,000
Resource related costs – Canada	112,000	99,000
Resource related costs – Foreign	(122,000)	(185,000)
Investments	(131,000)	37,000
	1,503,000	2,144,000
Less: Valuation allowance	(1,625,000)	(2,329,000)
	$ (122,000)	$ (185,000)

At December 31, 2009, the Company had estimated net operating losses carried forward of approximately $4,960,000 (2008: $6,928,000) (expiring in various amounts over the period from 2010 to 2029) available to reduce future taxable income.

The Company evaluates its valuation allowance requirements based on projected future operations.  When circumstances change and this causes a change in management’s judgment about the recoverability of future tax assets, the impact of the change on valuation allowance is reflected in current income.

The Company operates in foreign jurisdictions and is subject to audit by taxing authorities.  These audits may result in the assessment of amounts different than the amounts recorded in the consolidated financial statements.  The Company liaises with the relevant authorities in these jurisdictions in regard to its income tax and other returns.  Management believes the Company has adequately provided for any taxes, penalties and interest that may fall due.

14.

Financial Instruments and Risk Management

The Company’s financial instruments are comprised of cash and cash equivalents, marketable securities, advances and other receivables, amounts due from related parties and accounts payable and accrued liabilities.  The fair value of cash and cash equivalents, marketable securities, advances and other receivables, amounts due from related parties and accounts payable and accrued liabilities approximate their carrying value due to their short-term maturity.

The Company’s financial instruments are exposed to certain financial risks, including currency risk, credit risk, liquidity risk and interest rate risk.

Currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates.  The Company is exposed to fluctuations in foreign currencies through its operations in foreign countries.  The Company monitors this exposure, but has no hedge positions.  As at December 31, 2009, cash totalling $227,593 (December 31, 2008 - $270,878) was held in US dollars, $4,603 (December 31, 2008 - $43,630) in Nicaragua Cordoba, $7,280 (December 31, 2008 - $14,268) in Guatemala Quetzal, $4,313 (December 31, 2008 - $7,527) in Mexican Pesos and $1,882 (December 31, 2008 - $1,168) in Peruvian Sols.

Radius Gold Inc.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2009 and 2008

(Expressed in Canadian Dollars)

14.

Financial Instruments and Risk Management – (cont’d)

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations.  The Company’s credit risk is primarily attributable to its cash and cash equivalents, marketable securities and advances and other receivables.  The Company limits exposure to credit risk by maintaining its cash and cash equivalents with large financial institutions.  The Company does not have cash and cash equivalents or marketable securities that are invested in asset based commercial paper.  For advances and other receivables, the Company estimates, on a continuing basis, the probable losses and provides a provision for losses based on the estimated realizable value.

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.  The Company ensures there is sufficient capital in order to meet short term business requirements, after taking into account cash flows from operations and the Company’s holdings of cash and cash equivalents and marketable securities.  The Company believes that these sources will be sufficient to cover the known requirements at this time.

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. As the Company’s cash and cash equivalents are currently held in short-term interest bearing accounts, management considers the interest rate risk to be limited.

15.

Capital Management

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to advance its mineral properties. In order to facilitate the management of its capital requirements, the Company prepares periodic budgets that are updated as necessary. The Company manages its capital structure and makes adjustments to it to effectively support the acquisition and exploration of mineral properties. The properties in which the Company currently has an interest are in the exploration stage; as such the Company is dependent on external financing to fund its activities. In order to carry out the planned exploration and pay for general administrative costs, the Company will spend its existing working capital and raise additional amounts as needed. The Company will continue to assess new properties and seek to acquire an interest in additional properties if it feels there is sufficient geologic or economic potential and if it has adequate financial resources to do so.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. There were no changes in the Company's approach to capital management during the year ended December 31, 2009. The Company’s investment policy is to hold cash in interest bearing bank accounts, which pay comparable interest rates to highly liquid short-term interest bearing investments with maturities of one year or less and which can be liquidated at any time without penalties and in marketable securities consisting of short term notes, Canadian provincial government bonds, corporate bonds, pool fund bonds, common equities and preferred equities. Neither the Company nor its subsidiaries are subject to externally imposed capital requirements and do not have exposure to asset-backed commercial paper or similar products. The Company expects its current capital resources to be sufficient to carry out its planned exploration programs and operating costs for the next twelve months.

16.

Subsequent Events

Subsequent to the year end, the Company cancelled 810,000 stock options with an exercised price ranging from $0.52-$0.70 per share and expiring in February 2011 and April 2012. The Company granted incentive stock options to its directors, officers, employees and consultants to purchase up to an aggregate of 1,810,000 shares exercisable for ten years at $0.29 per share.

Subsequent to the year end, the Company applied for 30 state mining mineral claims located near Boundary, Alaska.  The applications are subject to payment of the recording fees to the Alaska government.

Radius Gold Inc.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2009 and 2008

(Expressed in Canadian Dollars)

17.

Comparative Figures

Certain comparative figures for the years ended December 31, 2008 and 2007 have been reclassified to conform with the presentation adopted for the current year.

18.

Reconciliation to United States of America Generally Accepted Accounting Principles

These consolidated financial statements have been prepared in accordance with Canadian GAAP, On July 1, 2009, the Financial Accounting Standards Board (FASB) ratified the Accounting Standards Codification (“ASC”) as the sole source of authoritative non-governmental US GAAP.  The ASC has not intended to change US GAAP, but rather reorganized existing guidance by accounting topic to allow easier identification of accounting standards.  New accounting pronouncements issued by the FASB are called Accounting Standards Updates (“ASU”).  The Company has updated references to US GAAP to reflect the ASC.  Accounting practices under Canadian (“CDN GAAP”) and of United States of America generally accepted accounting principles (“US GAAP”), as they affect the Company, are substantially the same, except for the following:

a)

Mineral Properties

Prior to January 1, 2009, the Company’s policy under Canadian GAAP was to defer and amortize mineral property acquisition costs and exploration costs to the extent they meet certain criteria.  Capitalized costs under Canadian GAAP are amortized on a unit-of-production basis based on proved, probable and possible reserves.

Under US GAAP, mineral property acquisition costs are considered tangible assets and must be initially capitalized and evaluated periodically for impairment and requires mineral exploration costs be charged to operations in the period incurred.

During the year ended December 31, 2009, the Company changed its accounting policy for exploration costs under Canadian GAAP by expensing the costs as incurred as it more accurately reflects the exploration industry.  This accounting change has been applied retroactively with restatement of prior periods.  As a result of the change in accounting policy there are no ongoing differences between Canadian and US GAAP in the accounting for mineral properties with the exception of mineral property acquisition costs of $4,435,912 previously expensed under US GAAP that remain capitalized to mineral properties under Canadian GAAP.

b)

Accounting for uncertainty in income taxes

The Company recognizes uncertain tax positions that are “more-likely-than-not” (50% or greater) of being sustained on audit, based on the technical merits of the position.  With the adoption of this standard, the Company has performed a comprehensive review of all material tax positions in accordance with recognition and measurement standards established by FIN 48 (now known as ASC 740).

Based on this review, the provisions of FIN 48 did not have a material impact on the Company’s annual consolidated financial statements.  The Company has elected to apply the provisions of FIN 48 in assessing their uncertain tax positions under Canadian GAAP as well, removing any differences that would arise with US GAAP.

c)

Newly Adopted Accounting Pronouncements

In December 2007, the FASB released guidance on Business Combinations.  This guidance applies prospectively for the Company to business combinations for which the acquisition date is on or after January 1, 2009.  The objective of this Statement is to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial reports about a business combination and its effects.  The Company did not have any Business Combinations in 2009 and therefore there was no impact on the Company’s financial position.

Radius Gold Inc.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2009 and 2008

(Expressed in Canadian Dollars)

18.

Reconciliation to United States of America Generally Accepted Accounting Principles – (cont’d)

c)

Newly Adopted Accounting Pronouncements – (cont’d

In March 2008, FASB issued guidance on disclosures about derivative instruments and hedging activities.  This guidance requires enhanced disclosures about an entity’s derivative and hedging activities.  This Statement was effective for the Company on January 1, 2009.  The Company did not have any hedging activities in 2009 and therefore there was no impact on the Company’s financial position.

In August 2009, the FASB issued guidance on measuring liabilities at fair value which is effective for the Company for the year ended December 31, 2009.  This guidance provides clarification that  in circumstances in which a quoted price in an active market for the identical liability is not available, a reporting entity is required to measure fair value using one of the valuation techniques that uses (a) the quoted price of the identical liability when traded as asset; (b) quoted prices for similar liabilities when traded as assets; or another valuation technique that is consistent with the principles of Topic 820 “Fair Value Measurements and Disclosures”.  Therefore the fair value of the liability should reflect non-performance risk, including but not limited to a reporting entity’s own credit risk.  This guidance also clarifies that when estimating the fair value of a liability, a reporting entity is not required to include a separate input or adjustment to other inputs relating to the existence of a restriction that prevents the transfer of liability.  The Company adopted this guidance in the fourth quarter of 2009 which did not have an impact on the financial statements.

In May 2009, FASB issued guidance on subsequent events.  This guidance established general standards of accounting for and disclosures of events that occur after the balance sheet date but before financial statements are issued or are available to be issued.  In particular, this guidance set forth:  (a) the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements;  (b) the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements; and (c) the disclosures that an entity should make about events or transactions that occur after the balance sheet date.  Adoption of this standard did not have a material impact on the financial statements.

d)

New Accounting Standards

In June 2009, FASB issued codification, which is the source of authoritative U.S. general accepted accounting principles (“US GAAP”) recognized by the FASB to be applied by nongovernmental entities.  Rules and interpretive releases of the Securities and Exchange Commission (SEC) under authority of federal securities laws are also sources of authoritative US GAAP for SEC registrants.  The Codification superseded all then-existing non-SEC accounting and reporting standards.  All other non-grandfathered non-SEC accounting literature not included in the Codification will become non-authoritative.  This Statement is effective for financial statements issued for interim and annual periods ending after September 15, 2009.

In June 2009, FASB issued further guidance on accounting for transfers of financial assets.  This guidance improves the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial statements about a transfer of financial assets; the effects of a transfer on its financial position, financial performance, and cash flows; and a transferor’s continuing involvement, if any, in transferred financial assets.  The Board undertook this project to address: (a) practices that have developed that are not consistent with the original intent and key requirements of that guidance; and (b) concerns of financial statement users that many of the financial assets (and related obligations) that have been derecognized should continue to be reported in the financial statements of transferors.  This guidance must be applied for the Company on January 1, 2010.  Adoption will not have an impact.

Radius Gold Inc.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2009 and 2008

(Expressed in Canadian Dollars)

18.

Reconciliation to United States of America Generally Accepted Accounting Principles – (cont’d)

d)

New Accounting Standards – (cont’d)

In June 2009, FASB issued guidance which improves financial reporting by enterprises involved with variable interest entities.  The Board undertook this project to address: (a) the effects on certain provisions of as a result of the elimination of the qualifying special-purpose entity concept in FASB Statement No. 166, Accounting for Transfers of Financial Assets; and (b) constituent concerns about the application of certain key provisions, including those in which the accounting and disclosures under the Interpretation do not always provide timely and useful information about an enterprise’s involvement in a variable interest entity.  This guidance is effective for the Company on January 1, 2010.  The Company is assessing the impact of the new standard.

e)

Reconciliation of net loss determined in accordance with CDN GAAP to net loss determined under US GAAP is as follows:

	Years ended December 31,
	2009	2008	2007
		Restated *	Restated *
Net loss for the year as reported using CDN GAAP	$ (1,210,725)	$ (4,779,322)	$ (4,532,393)
Adjustments to mineral properties	-	(36,817)	(293,048)
Write-off of mineral properties	224,110	149,947	-
Net loss for the year per US GAAP	(986,615)	(4,666,192)	(4,825,441)
Unrealized gain (loss) from marketable securities	956,004	(8,692)	(71,475)
Comprehensive loss for the year per US GAAP	$ (30,611)	$ (4,674,884)	$ (4,896,916)
Basic loss per share per US GAAP	$(0.02)	$(0.09)	$(0.09)
Weighted average number of shares outstanding per US GAAP	53,548,488	53,548,488	53,425,577

f)

The effects of the differences in accounting under CDN GAAP and US GAAP on the balance sheets and statements of cash flows are as follows:

Balance Sheets	2009	2008
		Restated *

Total assets per CDN GAAP	$ 7,043,037	$ 7,339,263
Adjustments for mineral properties	(4,211,802)	(4,435,912)
Total assets per US GAAP	$ 2,831,235	$ 2,903,351

Total liabilities per CDN and US GAAP	$ 368,549	$ 412,480

…/cont’d

Radius Gold Inc.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2009 and 2008

(Expressed in Canadian Dollars)

18.

Reconciliation to United States of America Generally Accepted Accounting Principles – (cont’d)

f)

– (cont’d)

Balance Sheets	2009	2008
		Restated *

Deficit, per CDN GAAP	$ (41,157,211)	$ (39,946,486)
Adjustments for mineral properties	(4,211,802)	(4,435,912)
Deficit, per US GAAP	(45,369,013)	(44,382,398)
Contributed surplus per CDN GAAP and US GAAP	4,332,232	4,329,806
Accumulated other comprehensive income CDN and US GAAP	912,273	(43,731)
Share capital per CDN and US GAAP	42,587,194	42,587,194
Total shareholders' equity per US GAAP	2,462,686	2,490,871
Total liabilities and shareholders' equity per US GAAP	$ 2,831,235	$ 2,903,351

* See Note 2

	Years ended December 31,
	2009	2008	2007

Cash flows used in operating activities per CDN GAAP	$ (1,225,752)	$ (4,314,888)	$ (2,806,460)
Adjustments for mineral properties	-	(123,528)	(151,265)

Cash flows used in operating activities per US GAAP	(1,225,752)	(4,438,416)	(2,957,725)

Cash flows provided by investing activities per CDN GAAP	983,702	2,680,204	4,280,657
Adjustments for mineral properties	-	123,528	151,265

Cash flows provided by investing activities per US GAAP	983,702	2,803,732	4,431,922

Cash flows from financing activities per CDN and US GAAP	-	-	(3,510)

Foreign exchange on opening cash and cash equivalents	(31,673)	29,159	(25,870)

Increase (decrease) in cash per US GAAP	$ (273,723)	$ (1,605,525)	$ 1,444,817

* See Note 2

#

(the “Company”)

MANAGEMENT’S DISCUSSION AND ANALYSIS

Year End Report – December 31, 2009

General

This Management’s Discussion and Analysis (“MD&A”) supplements, but does not form part of, the audited consolidated financial statements of the Company for the fiscal year ended December 31, 2009.  The following information, prepared as of April 29, 2010, should be read in conjunction with the December 31, 2009 financial statements, which have been prepared in accordance with Canadian generally accepted accounting principles.  All amounts are expressed in Canadian dollars unless otherwise indicated.

Business of the Company

The Company has been exploring for gold in Latin America for nearly a decade and has assembled interests in a portfolio of promising gold projects throughout that region and, more recently, in northern Canada.  In Guatemala, Kappes Cassiday and Associates is developing a high grade gold mine on Radius’s Tambor project under a joint venture/earn-in agreement.  In Nicaragua, B2Gold is exploring Radius’s extensive land holdings and investigating early gold production opportunities at the Pavon project.  In Peru, Radius has optioned the Nueva California project to Focus Ventures for a substantial equity holding in Focus and royalty interests in any future production from the project. In the Yukon Territory, Radius has acquired interests in various areas by staking and option agreements and has in turn optioned out portions in return for equity positions and carried interests in the properties.

The status of the Company’s properties is described below:

Guatemala

Tambor

The Tambor Project hosts an orogenic lode gold belt, discovered by Radius in 2000 and explored by Gold Fields under joint venture until 2004.  Drill testing by Gold Fields outlined a 43-101 compliant resource of 216,000 ounces of gold in inferred resources (2.55 million tonnes @ 2.64 g/t Au) and 57,800 ounces in indicated resources (456,000 tonnes @ 3.94 g/t Au) prepared by Chlumsky, Armbrust and Meyer LLC of Lakewood Colorado.  The majority of this resource is contained within high grade quartz vein bodies.

In early 2008, metallurgical testwork performed by the Company on a 90kg sample collected from underground workings returned very encouraging results and confirmed the free milling, coarse grained nature of the gold at Tambor and its amenability to gravity pre-concentration as the principal method of recovery, followed by either cyanidation or flotation.  The sample head grade ranged from 36 g/t to 40.7 g/t Au.

The Company owns a 100% interest in the Tambor Project.  Kappes Cassiday and Associates (“KCA”) – a Reno based engineering group - can earn a 51% interest in Tambor by spending a total of US$6.5M on the property within 4 years through staged annual expenditure commitments, or by putting the property into commercial production within 4 years.  When KCA has earned its 51%, a joint venture will be formed between KCA and Radius.

Once commercial production has been achieved, KCA will receive preferential payback of 75% (Radius 25%) of after-tax cash flow from initial production until it receives an amount equal to its investment, less US$2 million. At that point, the Company will receive 75% of the after-tax cash flow (KCA 25%) until it too receives the amount of preferential cash flow received by KCA, after which revenues will be split on a 51:49 basis (KCA:Radius).

KCA is re-fabricating a modular processing plant and modular laboratory at its Reno, Nevada facility. The plant has a target capacity of 150 tonnes per day (52,500 tonnes per year) and is being assembled on a set of modular units mounted on 40-foot skids.  To date, KCA has purchased the skids, a ballmill and the flotation cells.  KCA expects the mill to be completed and wet-tested in Reno to facilitate rapid installation on site.

In order to obtain the mining permits needed to develop Tambor, KCA expects to submit within the next few weeks an environmental impact assessment (EIA) which includes the mining and development plan.  The Ministry of Mine’s review of the EIA will likely take several months.

Holly / Banderas Projects

The Company announced in late April 2010 that it has reactivated its Banderas & Holly projects in eastern Guatemala.  Radius discovered and drilled these gold-silver projects between 2002 and 2004 when gold and silver spot prices were close to their record lows.  However, recent discoveries in the region underscore the potential of the district and have lead Radius’ technical team to review the geology and the results obtained by the previous work. Upon review, and with the present gold/silver price in mind, management feels that these projects warrant a significant investment in further drilling.

At Banderas, Radius completed 2 phases of drilling in 2003 and 2004 (see Radius news releases dated December 3, 2003 & April 3, 2004). The drilling was successful in confirming continuity of gold-silver mineralization both along strike and at depth on at least two of the targets tested:

•

At the M28 Zone, so called for the 28 g/t Au discovery sample, gold mineralization is hosted in a flow breccia at the base of a rhyolite flow unit where it contacts an underlying andesite unit. Eight holes, drilled on two section lines, were drilled through the rhyolite to test the breccia. Holes BDD-003 to BDD -008, BDD-018 and BDD-019, all cut potentially important Au+Ag mineralization.

•

A second target, a north-south trending soil and rock anomaly with a strike length of over 2km, was superficially tested with six holes. All holes cut a broad zone (+30m) of low grade gold/silver with narrow higher grade intercepts such as reported for holes 014 and 022 in the table below.

The data review also showed that some significant gold-in-soil anomalies reflecting possible strike extensions to mineralization were never drill tested. The area between the 2 projects which contains strike extensions of key structural features that may be controlling the mineralization, has seen some initial prospecting but no significant follow-up.

Radius has therefore restarted work at both projects with renewed prospecting and data compilation underway ahead of a planned drill program in summer 2010 to test known and newly discovered veins down dip. Infrastructure near both projects is excellent and they can be reached after a 45 minute drive up into the hills surrounding the eastern Guatemalan town of Chiquimula.

Nicaragua

Radius began exploring in Nicaragua in 2003.  In addition to discovering a number of exploration projects with potential to host gold resources; specifically the Trebol, Pavon and San Pedro exploration properties (the “Properties”), Radius’s technical team also compiled an extensive regional exploration data base covering much of the Central American country (the “Regional Exploration Projects”).

In June 2009, the Company granted to B2Gold Corp. (“B2Gold”) an option to acquire an interest in Radius’s entire Nicaragua mineral property portfolio.

B2Gold is currently exploring the Trebol project and has been successful in expanding the extent of known gold mineralization there.  At the Pavon project, B2 is investigating the potential for gold production.  Highlights are reported below.

Trebol Gold Project, northeast Nicaragua

The Trebol project located in northeastern Nicaragua is a low sulphidation epithermal hot springs district consisting of numerous strong gold anomalies spanning over 14 km of strike length.  Gold is associated with vein and replacement style mineralization in volcanic rocks found in a series of low-lying, heavily forested hills.  Rock chip and soil sampling, and 963 meters of drilling completed by the Company have demonstrated the potential for bulk tonnage gold mineralization.

Recent trenching and sampling programs completed by B2Gold continue to expand the known extent of the gold mineralization discovered by Radius.  Two of B2Gold’s recent trenches have yielded continuously mineralized intervals nearly 100 meters in length averaging around 1 g/t Au.

A major soil sampling program covering roughly 17 km2 is in progress designed to infill the area between the main Cerro Domingo zone and the newly discovered SW Trebol zone located 5 km to the southwest, where numerous blocks of silicified hydrothermal breccia have been found.  B2Gold’s geologists are also systematically mapping and sampling the siliceous “hogbacks” which occur along the low-lying ridges across the region to define prospective areas for new trenching.  A plan map showing the locations of trenches sampled by B2Gold is available on the Trebol project page on Radius’s website.

In May 2010, B2Gold are planning to fly a LIDAR (light detection and ranging) survey over a large area at Trebol to produce topographic detail to between 15 - 40 cm accuracy.  The existing topographic control (20 m) is inadequate and the LIDAR survey should greatly aid mapping as well as locating new mineralized zones.

Pavon Gold Project, central Nicaragua

The Pavon low sulphidation system was discovered by Radius in 2003.  Several veins occurring over a strike length of 6 km have been explored with 74 trenches and 71 diamond drill holes totaling approximately 10,700 m.  Historic results include up to 9.1 g/t Au over 14.2 m in Trench 1 and 10.3 g/t Au over 16.8 m in PADH-005 in the north zone and up to 6.7 g/t Au over 11 m in PADH-01 in the south zone (see Radius news releases dated Sept. 16, 2004 and March 17, 2004).

B2Gold continues to trench at the Pavon project in central Nicaragua, where they are evaluating the potential for production from near surface high grade zones in the epithermal veining discovered by Radius in 2003 (see Radius news releases from 2003 and 2004).  At Pavon Norte, seven trenches have been opened, two of which have been mapped and sampled.  At Pavon Sur, B2 has cut 16 new trenches.

B2’s Options

B2Gold has been granted an option from the Company to acquire a 60% interest in the Trebol, Pavon and San Pedro properties in Nicaragua by spending a total of $4 million on exploration on any one or more of the properties within 4 years from the date of the agreement.  When B2Gold has spent the $4 million, it will own a 60% interest in all of the properties and a joint venture will be formed whereby each party will contribute its pro-rated share of the exploration costs.

Under the Pavon Resource Property agreement, B2Gold has the option to review the conceptual gold resource outlined by Meridian Gold on the Pavon vein system.  If B2Gold feels that there is potential to mine any or all of the resource, it will have an option to put the property into production within a time frame of 3 years.  After production is achieved, ownership of the Pavon Resource Property will be transferred 100% to B2Gold, and the Company will receive 40% of the net cash flow generated from the operation.

The Company has also agreed to provide its regional exploration data base to B2Gold, on an exclusive basis.  If as a result of reviewing the regional data, B2Gold identifies a prospect or project for acquisition and exploration on ground that is not covered by an existing concession, the Company will apply for a concession over the area and that area will then be designated a “project area”.

Peru

Nueva California

In March 2009, the Company was granted an option (the “Option”) to acquire a 100% interest in the Nueva California gold property located in north-central Peru.  The Company subsequently assigned the Option to Focus Ventures Ltd. (“Focus”).  The assignment was completed in September and Focus has issued one million common shares in its capital stock to Radius, and paid Radius US$50,000 cash.  Focus has also granted to Radius a 1.5% net smelter return royalty on the property.

Focus has recently completed a 14 hole (3,548 meter) drill program at Nueva California in order to test for a near surface, bulk tonnage deposit.  Results to date have shown significant and potentially economic intercepts in several holes.  However, due to the complex structural geology, the mineralization is generally inconsistent and grades erratic between holes from the lower to the upper levels of the mine.  The most recent drilling has shown that viable drill targets exist to the south of the mine area.  Further geological interpretation is ongoing and Focus management will decide in due course regarding additional drilling to test the targets defined by the recent work.

Rubi

Radius was granted an option to acquire a 100% interest in on the Rubi Project in late 2007.  The Company conducted an initial exploration incorporating regional scale mapping over the property, and prospect-scale mapping in the Minas Rubi, San Andres, Minas Chapi and San Sebastien areas, including rehabilitation of underground tunnels at Rubi and underground channel sampling.  A total of 594 rock channel samples were taken for assay.

Pursuant to agreements signed in October 2008, the option to acquire 100% of the Project was amended so that the option was held by the Company and International Minerals Corporation (“IMC”) as joint venture partners to further explore the Project.  The option obligations included making a series of payments to the property owner and incurring exploration expenditures on the Project.  Towards earning its interest in the joint venture arrangement with Radius, IMC funded the first year’s exploration expenditures and completed geological mapping and surface sampling.  A preliminary drill program was conducted in April and May, 2009.  Results of the drilling were not encouraging and the gold and silver values attained from sampling on surface and in underground workings were found to diminish at depth, coincident with a general increase in calcite and general weakening of the vein system.  As a result, Radius and IMC jointly decided in later 2009 to terminate their option on the Project.

Yukon Territory

Ten Mile Creek Property

During 2009, Radius acquired by staking and under option from a local prospector, a large land package at the head waters of several active placer gold producing creeks known as the Ten Mile Creek placer camp in the Yukon.  Limited historic hard rock exploration on the claims has defined significant gold/arsenic mineralization in soils and rock, hosted for the most part by strongly altered intrusive rocks and minor schists.  Soils sampling has defined five broad northwesterly trending gold/arsenic anomalies with strike lengths of up to 1.6 km.  Limited trenching of these anomalies has produced results of 25m @ 1.6g/t Au and 19m @ 1.0 g/t Au.  The location, geology, geochemistry and trench results compare favorably with recent significant gold discoveries in the area.

In September 2009 Radius optioned the property to Solomon Resources Inc. (“Solomon”).  Solomon can earn a 51% interest in the property by spending $2.5-million on exploration and making staged cash and share payments totalling $500,000 cash and one million shares over three years (see Radius news release dated September 22, 2009).  The exploration program for 2010 is presently under review.

Sixty Mile Property

Through claim staking and negotiating a number of option deals with local placer gold miners and mineral claim holders, the Company has recently acquired a large land position covering the headwaters and drainage areas of the prolific Sixty Mile Gold Camp of the Yukon Territory which reportedly produced over 500,000 oz of gold from the creeks that drain the Company’s holdings.  The hard rock source for this placer gold has never been determined.  The regional geology, geochemical signature and structural setting have strong similarities to the setting of International Tower Hill’s (TSX-V: ITH.V) major Livengood gold discovery in Alaska, a multi-million ounce gold discovery driven by the search for the source of placer gold in that area.

Gold in the Sixty Mile district was first discovered in 1892 when C. Miller staked claims on what was to become known as Miller Creek.  Placer gold mining has been continuous in the district since that time and is still active today.  The area was targeted by Kennecott in their Yukon-Alaska intrusion-related bulk tonnage gold program in the 1990s.  Kennecott conducted a property-wide reconnaissance soil and stream geochemical sampling program, geological mapping and a 640 line-km helicopter magnetic and radiometric survey.

The soil sampling defined several arsenic/gold anomalies, including a coherent 1.5 km x 2 km-diameter, gold-arsenic soil anomaly on the south side of lower Miller Creek.  Mechanized trenching at the accessible southern edge of this anomaly revealed easterly striking sheeted mesothermal quartz veins returning 1.6 g/t gold over a 13 meter interval.  Kennecott noted that the mineralization is very similar in style to that found in other metasediment-hosted granite-related porphyry gold systems within the Tintina Gold Belt and that additional work consisting of further soil sampling, trenching and drilling was required to delineate and define the anomaly. However, no further work has been conducted on the property by Kennecott or any other party.  The reader is cautioned that the Company has not yet completed sufficient work to verify the results contained in historic reports from the Sixty Mile area.

Option Terms

Pursuant to the option agreements with various landowners, Radius can acquire a 100% interest in the properties by paying a total of $697,300 cash and issuing a total of $488,000 worth of shares by August 31, 2013.  The owners will retain NSR royalties ranging from 2.5% to 3.0%.

Snowcap Gold Project

Wesgold Minerals Inc. (“Wesgold”) has an option to earn a 60% interest in Radius's 100% owned Snowcap project in central Yukon.  Wesgold is a private B.C. company which is working towards a public listing on the TSX Venture Exchange.  In order to exercise its option, Wesgold must incur $1-million in exploration expenditures on the property and issue to Radius a total of one million Wesgold shares over a three year period.

Wesgold has completed a low-level, high-resolution, multisensor airborne geophysical survey to map lithological units, structure, and alteration zones at Snowcap at a cost of $110,000.  Target/anomaly selection is currently underway incorporating the results of this survey with the historic data.

Wesgold has also carried out a small deep soil sampling program to confirm and enhance gold and mercury soil anomalies identified in the 1980s.  The anomalies occur close to a complex sequence of chalcedonic tuffs and phreatic breccias with sinter clasts associated with Tertiary felsic volcanic centres along a 15-kilom-long structural trend.  Management of both the Company and Wesgold consider the known geological and geochemical setting as highly favourable for the location of low-sulphidation, structurally controlled, epithermal gold mineralization.

Mexico

Tlacolula

The Company discovered silver mineralization in 2005 following a regional stream geochemical survey in various areas of the state of Oaxaca.  An initial trenching program on the Tlacolula property defined a broad low grade silver/gold anomaly associated with opaline silica, indicating a high level system.  In late 2009, the Company optioned the Tlacolula silver project to Fortuna Silver Mines Inc. (“Fortuna”).  Fortuna can earn a 60% interest by spending US$2-million on exploration, which includes a commitment to drill 1,500m within 3 years, and making staged annual payments totalling US$250,000 cash and US$250,000 in common stock over 4 years.  The 12,000 hectare property is located 14km east-southeast of the city of Oaxaca and 30 km northeast of Fortuna's 100%-owned San Jose silver-gold development project.

Ecuador

The Company had an option to acquire a 70% interest in the Cerro Colorado high sulphidation gold project in Azuay Province, southern Ecuador. Due to uncertainty over the Ecuadorian government’s future intentions towards international mining investment, management adopted a low key approach towards progressing Cerro Colorado.  Throughout 2007 and 2008, work at Cerro Colorado focused on community relations to try securing permission from the local community to drill the Project, however little progress was made.  The Company allowed the option to lapse in November 2009.

Qualified Person: David Cass, the Company’s Vice-President of Exploration, who is a member of the Association of Professional Engineers and Geoscientists of British Columbia,  and the Company’s Qualified Person as defined by National Instrument 43-101, is responsible for the accuracy of the technical information in this MD&A.

Selected Annual Information

The following table provides information for each of the three most recently completed financial years:

	2009 ($)	2008 ($)	2007 ($)
Total investment and other income	49,405	179,789	458,584
Exploration Expenditures
Loss before income taxes Total Basic & Fully diluted per share *	1,402,725 0.03	4,779,322 0.09	4,469,393 0.08
Net loss for the year Total Basic & Fully diluted per share *	1,210,725 0.03	4,779,322 0.09	4,532,393 0.09
Total assets	7,043,037	7,339,263	12,106,540
Total long-term liabilities	-	-	-
Total future income tax liability	122,000	185,000	185,000
Cash dividends	-	-	-

* Basic loss per share is calculated by dividing the net loss available to common shareholders by the weighted average number of shares outstanding during the year.  Diluted earning per share reflect the potential dilution of securities that could share in earnings of an entity.  In a loss year, potentially dilutive common shares are excluded from the loss per share calculation as the effect would be anti-dilutive.  Basic and diluted loss per share are the same for the years presented.

Quarterly Information

The following table provides information for the eight fiscal quarters ended December 31, 2009:

	Fourth Quarter Ended Dec. 31, 2009 ($)	Third Quarter Ended Sept. 30, 2009 ($)	Second Quarter Ended June 30, 2009 ($)	First Quarter Ended March 31, 2009 ($)	Fourth Quarter Ended Dec. 31, 2008 ($)	Third Quarter Ended Sept. 30, 2008 ($)	Second Quarter Ended June 30, 2008 ($)	First Quarter Ended March 31, 2008 ($)
		(Restated)*	(Restated)*	(Restated)*	(Restated)*	(Restated)*	(Restated)*	(Restated)*
Total investment income	7,079	10,270	14,488	17,568	98,781	18,754	24,501	37,753
Net loss before income taxes	(343,064)	(426,272)	(334,391)	(298,998)	(888,998)	(1,230,205)	(1,459,344)	(1,200,775)
Basic and diluted net loss per share	(0.01)	(0.01)	(0.01)	(0.00)	(0.02)	(0.02)	(0.03)	(0.02)

* The net loss before income taxes and the basic and diluted net loss per share for these quarters have been restated to reflect the change in accounting policy for exploration costs as further described in the Changes in Accounting Policies section of this document.

The four quarters ending December 31, 2008 had significantly higher net losses before income taxes than the most recent four quarters is because of a higher amount of exploration expenses incurred.

Results of Operations

For the year ended December 31, 2009, the Company had a net loss before income taxes of $1,402,725 compared to $4,779,322 for the year ended December 31, 2008, a decrease of $3,376,597.  The primary reason for the difference was exploration expenditures which were $587,610 in 2009 compared to $3,655,231 in 2008, a decrease of $3,067,621.  In 2008, the Company had dropped several properties and scaled back exploration on its remaining properties in 2009.  During 2009, the Company’s joint venture partners on various properties continued to perform exploration activities as part of their option earn-in requirements.  Write-offs of acquisition costs in the current year totalled $224,110 compared to $149,947 in 2008, an increase of $74,163.  The majority of the current year write-off was due to the dropping of the Rubi property in Peru.

The total investment and other income earned in 2009 was $49,405 compared to $179,789 for 2008, a decrease of 130,384.  This was the result of investments periodically being liquidated to provide operating cash flow.

The Company recorded a future income tax recovery of $192,000 in 2009 but no such income or expense was recorded in 2008.

General and administrative expenses for the year ended December 31, 2009 were $671,496 compared to $1,123,938 for the year ended December 31, 2008, a decrease of $452,442.  The Company’s efforts to reduce costs in the previous fiscal year in conjunction with a decrease of $162,793 in non-cash compensation charges are the reasons for the overall decrease in corporate expenses.  All other general and administrative costs, with the exception of legal and accounting fees, decreased as well.  Besides non-cash compensation charge reductions, other notable reductions were $92,566 in salaries and wages, $58,301 in travel and accommodation, $39,198 in public relations, and $28,694 in consulting.

The quarter ended December 31, 2009 had a net loss before income taxes of $343,064 compared to $888,998 for the quarter ended December 31, 2008, a decrease of $545,934.  This decrease was mostly due to a reduction of $471,271 in exploration expenditures between the comparative periods.   Also contributing to the decrease was a reduction in the amount of write-offs of mineral properties which were $13,544 in the current quarter compared to $149,947 in the comparative quarter, a difference of $136,403.

Corporate expenses in the quarter ended December 31, 2009 were $196,737 compared to $267,554 in the quarter ended December 31, 2008, a decrease of $70,817.  This difference is mostly due to decreases of $40,923 in amortization and $9,300 in non-cash compensation charges.  Other notable reductions were $23,250 in consulting fees and $14,300 in office and miscellaneous.  Notable cost increases were $8,861 in travel and accommodation and $$6,011 in public relations.  During the current quarter, the Company became more active in acquiring or investigating new properties and promoting the Company.

Liquidity and Capital Resources

The Company’s cash and marketable securities decreased from approximately $2.26 million at December 31, 2008 to $2.21 million at December 31, 2009.  Working capital at December 31, 2009 was $2.30 million compared to $2.37 million at December 31, 2008.  The Company’s working capital was bolstered in 2009 due to the Company receiving 1,000,000 shares of Focus as per the Nueva California property option assignment to Focus and 500,000 shares of Solomon through the optioning of the Company’s Ten Mile Creek Property.  The Company is holding these shares as marketable securities.  As at December 31, 2009 the Focus shares had a value of $1,030,000 but as of April 29, 2010 the value was $450,000.    As at December 31, 2009 the Solomon shares had a value of $130,000 and as at April 29, 2010 the value was $132,500.

The Company expects its current capital resources to be sufficient to cover its operating costs for the next twelve months.  The Company has plans, however, to increase its exploration activity in 2010 and as a result, intends to raise additional capital to cover the costs.  Actual funding requirements may vary from those planned due to a number of factors, including the progress of exploration and development activity.  Management believes it will be able to raise equity capital as required in the long term, but recognizes the uncertainty attached thereto.  The Company continues to use various strategies to minimize its dependence on equity capital, including the securing of joint venture partners where appropriate.

Capital Management

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to advance its mineral properties. In order to facilitate the management of its capital requirements, the Company prepares periodic budgets that are updated as necessary. The Company manages its capital structure and makes adjustments to it to effectively support the acquisition and exploration of mineral properties. The properties in which the Company currently has an interest are in the exploration stage; as such the Company is dependent on external financing to fund its activities. In order to carry out the planned exploration and pay for general administrative costs, the Company will spend its existing working capital and raise additional amounts as needed. The Company will continue to assess new properties and seek to acquire an interest in additional properties if it feels there is sufficient geologic or economic potential and if it has adequate financial resources to do so.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. There were no changes in the Company’s approach to capital management during the year ended December 31, 2009. The Company’s investment policy is to hold cash in interest bearing bank accounts, which pay comparable interest rates to highly liquid short-term interest bearing investments with maturities of one year or less and which can be liquidated at any time without penalties and in marketable securities consisting of short term notes, Canadian provincial government bonds, corporate bonds, pool fund bonds, common equities and preferred equities. Neither the Company nor its subsidiaries are subject to externally imposed capital requirements and do not have exposure to asset-backed commercial paper or similar products.

Financial Instruments and Risk Management

The Company’s financial instruments are comprised of cash and cash equivalents, marketable securities, advances and other receivables, amounts due from related parties and accounts payable and accrued liabilities.  The fair value of cash and cash equivalents, marketable securities, advances and other receivables, amounts due from related parties and accounts payable and accrued liabilities approximate their carrying value due to their short-term maturity.

The Company’s financial instruments are exposed to certain financial risks, including currency risk, credit risk, liquidity risk and interest rate risk.

Currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates.  The Company is exposed to fluctuations in foreign currencies through its operations in foreign countries.  The Company monitors this exposure, but has no hedge positions.  As at December 31, 2009, cash totalling $227,593 (December 31, 2008 - $270,878) was held in US dollars, $4,603 (December 31, 2008 - $43,630) in Nicaragua Cordoba, $7,280 (December 31, 2008 - $14,268) in Guatemala Quetzal, $4,313 (December 31, 2008 - $7,527) in Mexican Pesos and $1,882 (December 31, 2008 - $1,168) in Peruvian Sols.

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations.  The Company’s credit risk is primarily attributable to its cash and cash equivalents, marketable securities and advances and other receivables.  The Company limits exposure to credit risk by maintaining its cash and cash equivalents with large financial institutions.  The Company does not have cash and cash equivalents or marketable securities that are invested in asset based commercial paper.  For advances and other receivables, the Company estimates, on a continuing basis, the probable losses and provides a provision for losses based on the estimated realizable value.

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.  The Company ensures there is sufficient capital in order to meet short term business requirements, after taking into account cash flows from operations and the Company’s holdings of cash and cash equivalents and marketable securities.  The Company believes that these sources will be sufficient to cover the known requirements at this time.

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. As the Company’s cash and cash equivalents are currently held in short-term interest bearing accounts, management considers the interest rate risk to be limited.

Mineral Properties Expenditures

During the year ended December 31, 2009, the Company incurred the following expenditures on its mineral properties:

Nicaragua - $271,039 on exploration, including $97,947 for licences, rights and taxes and $66,293 for geological consulting.

Mexico - $38,332 on exploration, including $10,876 for licences, rights and taxes, $10,318 for legal and accounting, and $7,600 for salaries.  An additional $37,308 was charged to exploration costs for value-added taxes that are not expected to be refunded.

Guatemala - $125,298 on exploration, including $34,952 for salaries, $27,607 for geological consulting, and $21,908 for legal and accounting.

Peru - $62,059 on acquisition costs and $51,493 on exploration, including $21,719 for geological consulting, $19,916 for legal and accounting, and $7,600 for salaries.  Due to the Company deciding, along with its joint venture partner, to terminate its option in the Rubi property, the Company wrote off a total $210,566 in acquisition costs.  The $62,059 in acquisition costs were recovered when the Company’s option in the Nueva California Property was assigned to Focus.

Canada (Yukon) - $183,313 on acquisition costs and $115,968 on exploration, including $44,275 for transportation and accommodation, $44,132 for geological consulting, and $15,627 for geochemistry.  Of the $183,313 in acquisition costs, $86,883 was recovered in the form shares received for farm-out agreements, $14,640 was recovered in cash from the sale of properties and $13,544 was written off.  Of the $115,968 in exploration costs, $51,828 was recovered in the form of shares received for a farm-out agreement.

Related Party Transactions

The Company incurred the following expenditures charged by officers and companies which have common directors with the Company:

	2009	2008	2007
Expenses:
Management fees	$ 60,000	$ 60,000	$ 60,000
Consulting	31,031	38,372	46,590
Salaries and benefits	65,074	67,176	100,930
Mineral property costs:
Geological consulting fees	13,750	199,200	176,650
Salaries and benefits	42,709	87,908	65,873
	$ 212,564	$ 452,656	$ 450,043

These expenditures were measured by the exchange amount which is the amount agreed upon by the transacting parties.

Advances and other receivables include $12,836 (2008: $8,401) due from directors and officers of the Company. These were funds advanced for Company expenses and any balance owed will be repaid in the normal course of business.

Due from related parties of $152,948 (2008: $168,877) are amounts due from companies which have a common director with the Company and arose from shared administrative costs. The balance owing is repayable in the normal course of business.

Accounts payable and accrued liabilities include $17,363 (2008: $10,082) payable to an officer of the Company.

Other Data

Additional information related to the Company is available for viewing at www.sedar.com.

Share Position, Outstanding Warrants and Options

The Company’s outstanding share position as at April 29, 2010 is 53,548,488 common shares, and the following incentive stock options are currently outstanding:

No. of Options	Exercise Price	Expiry Date
1,110,000	$0.70	February 21, 2011
835,000	$0.52	April 16, 2012
850,000	$0.56	September 5, 2012
665,000	$0.26	May 5, 2013
1,810,000	$0.29	January 7, 2020
5,270,000

Critical Accounting Estimates

The preparation of financial statements requires the Company to select from possible alternative accounting principles, and to make estimates and assumptions that determine the reported amounts of assets and liabilities at the balance sheet date and reported costs and expenditures during the reporting period.  Estimates and assumptions may be revised as new information is obtained, and are subject to change.  The Company’s accounting policies and estimates used in preparation of the financial statements are consistent with those set forth in note 2 of the consolidated financial statements for the year ended December 31, 2009, except as described in “Changes in Accounting Policies” below. They are considered appropriate in the circumstances, but are subject to judgments and uncertainties inherent in the financial reporting process.

Changes In Accounting Policies

Mineral Properties

During the fourth quarter of 2009, the Company changed its accounting policy for exploration costs by expensing the costs as incurred as it more accurately reflects the exploration industry.  The change was effective on January 1, 2009 and applied retroactively.  In the prior years, the Company capitalized the acquisition cost of mineral properties and deferred exploration and development expenditures directly related to specific mineral properties, net of recoveries received. Management believes that this treatment provides a more relevant and consistent depiction of the asset base of the Company prior to establishing the economic feasibility of its resource base.

These changes have been applied retrospectively and the resulting restatements to amounts for the years ended December 31, 2008 and 2007 are as follows:

	As Previously reported December 31, 2008	Restatement	As Restated as at December 31, 2008
Mineral properties	$ 13,874,003	$ (9,438,091)	$ 4,435,912
Future income tax liability	886,000	(701,000)	185,000
Deficit, opening	25,045,176	10,121,988	35,167,164
Exploration expenditures	-	3,655,231	3,655,231
Write-off of mineral properties	5,741,075	(5,591,128)	149,947
Income tax recovery (loss)	551,000	(551,000)	-
Basic and diluted loss per share	(0.12)		(0.09)

	As Previously reported December 31, 2007	Restatement	As Restated as at December 31, 2007
Deficit, opening	$ 22,220,517	$ 8,414,254	$ 30,634,771
Exploration expenditures	-	2,976,613	2,976,613
Write-off of mineral properties	784,879	(784,879)	-
Income Tax Recovery (loss)	(547,000)	484,000	(63,000)
Basic and diluted loss per share	(0.05)		(0.09)

Consistent with prior periods, mineral property acquisition costs are capitalized and include the cash consideration paid and the fair value of common shares issued on acquisition, based on the trading price of the shares on the date of the agreement to issue the shares.

Mining Exploration Costs

The AcSb issued EIC-174, which provides guidance to mining enterprises related to the measurement of exploration costs and the conditions that a mining enterprise should consider when determining the need to perform an impairment review of such costs. The accounting treatments provided by EIC-174 have been applied in the preparation of the consolidated financial statements and did not have an impact on the valuation of the Company’s mineral properties.

Credit Risk and the Fair Value of Financial Assets and Liabilities

In January 2009, Emerging Issues Committee issued EIC-173 “Credit Risk and the Fair Value of Financial Assets and Financial Liabilities”.  This guidance clarified that an entity’s own risk and the credit risk of the counterparty should be taken into account in determining the fair value of financial assets and financial liabilities including derivative instruments.  This guidance is applicable to fiscal periods ending on or after January 12, 2009.  The Company has evaluated the impact of EIC-173 on adoption and determined that no adjustments were required.

Goodwill and Intangible Assets

The AcSB issued CICA Handbook Section 3064 which replaces Section 3062, Goodwill and Other Intangible Assets, and Section 3450, Research and Development Costs.  This new section establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets.  Standards concerning goodwill remain unchanged from the standards included in the previous Section 3062.  The section applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2008.  Accordingly, the Company adopted the new standards for its fiscal year beginning January 1, 2009.  It establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises.  Standards concerning goodwill are unchanged from the standards included in the previous Section 3062.    The adoption of this accounting policy had no impact on the financial statements.

Future Accounting Changes

International Financial Reporting Standards (“IFRS”)

In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies.  The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period.  In February 2008 the AcSB announced that 2011 is the changeover date for the publicly-listed companies to use IFRS, replacing Canada’s own GAAP.  The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.  The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010.

In response to these requirements, the Company has developed an IFRS transition project plan.  The Company’s plan includes three phases: Scoping and Diagnostics, Analysis and Development, and Implementation and Review.  The Company, with assistance of external advisors, is currently beginning an initial scoping and diagnostic assessment.  The company expects to complete the first two stages prior to the end of fiscal 2010.  At this point in the project, the Company is not able to reasonably estimate the financial reporting impact of the transition to IFRS.

Business Combinations, Consolidated Financial Statements and Non-Controlling Interest

In January 2009, the CICA issued CICA Handbook Section 1582, “Business Combinations”, Section 1601, “Consolidations”, and Section 1602, “Non-Controlling Interests”. These sections replace the former Section 1581, “Business Combinations”, and Section 1600, “Consolidated Financial Statements”, and establish a new section for accounting for a non-controlling interest in a subsidiary. Section 1582 establishes standards for the accounting for a business combination, and states that all assets and liabilities of an acquired business will be recorded at fair value. Obligations for contingent consideration and contingencies will also be recorded at fair value at the acquisition date. The standard also states that acquisition-related costs will be expensed as incurred and that restructuring charges will be expensed in the periods after the acquisition date. It provides the Canadian equivalent to IFRS 3, Business Combinations (January 2008). The section applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011.

Section 1601 establishes standards for the preparation of consolidated financial statements.

Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in the preparation of consolidated financial statements subsequent to a business combination. It is equivalent to the corresponding provisions of IFRS International Accounting Standards (“IAS”) 27, Consolidated and Separate Financial Statements (January 2008).

Sections 1601 and 1602 apply to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011. Earlier adoption of these sections is permitted as of the beginning of a fiscal year. All three sections must be adopted concurrently. The Company is currently evaluating the impact of the adoption of these sections.

Forward Looking Information

Certain statements contained in this MD&A and elsewhere constitute forward-looking statements. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance of achievements of the company to materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made, and readers are advised to consider such forward-looking statements in light of the risks set forth below.

Risks and Uncertainties

The business of mineral exploration and extraction involves a high degree of risk.  Few properties that are explored ultimately become producing mines.  At present, none of the Company’s properties has a known commercial ore deposit.  The Company’s mineral properties are also located in emerging nations and consequently may be subject to a higher level of risk compared to developed countries.  Operations, the status of mineral property rights, title to the properties and the recoverability of amounts shown for mineral properties in emerging nations can be affected by changing economic, regulatory and political situations.  Other risks facing the Company include competition, environmental and insurance risks, fluctuations in metal prices, share price volatility, and uncertainty of additional financing.

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